
06013122

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Mayr Melnhof Karton

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAY 09 2006

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 4052 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/4/06

82-4052

12-31-05
AR/S

RECEIVED
2006 MAY -4 A 11:40
OFFICE OF INTERNATIONAL

Mayr Melnhof Karton AK


MM
KARTON AG

Annual Report 2005

Overview Mayr-Melnhof Group

consolidated (in millions of EUR)	2005	2004	+/-
Consolidated sales	**1,455.2**	1,422.2	+2.3%
EBITDA	**231.5**	243.1	-4.8%
Operating profit	**140.7**	149.9	-6.1%
Profit before tax	**145.4**	149.4	-2.7%
Profit for the year	**94.8**	106.6	-11.1%
Cash earnings	**183.0**	197.1	-7.2%
Return on equity	**12.8%**	15.8%	
Operating margin	**9.7%**	10.5%	
Return on capital employed	**19.5%**	22.0%	
Total equity	**769.7**	716.0	
Total assets	**1,346.4**	1,279.4	
Capital expenditures	**86.5**	96.7	
Depreciation and amortization	**86.9**	94.1	
Employees	**7,296**	7,580	
Earnings per share (in EUR)	**8.39**	9.43	
Dividend per share (in EUR)	**2.60** [1]	3.90 [2]	

[1] proposed
[2] incl. bonus EUR 1.50



RECEIVED

2006 MAY -4 A 11:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Mayr-Melnhof Karton Aktiengesellschaft

Invitation

to attend the

12th Ordinary Shareholders' Meeting

of the shareholders of Mayr-Melnhof Karton Aktiengesellschaft, Vienna, on Tuesday, **April 25, 2006, at 10.00 a.m**. at the Grand Hotel Wien, 1010 Vienna, Kärntner Ring 9.

A g e n d a

1. Presentation of the adopted Annual Financial Statements and the Management Report, as well as the Consolidated Financial Statements and Management Report for the Group with the Report of the Supervisory Board for the 2005 business year.

2. Resolution on the appropriation of the result.

3. Resolution on the formal approval of the action of the members of the Management Board for the 2005 business year.

4. Resolution on the formal approval of the action of the members of the Supervisory Board for the 2005 business year.

5. Resolution on the remuneration of the members of the Supervisory Board for 2005

6. Appointment of the auditors and the Group account auditors for the 2006 financial year.

7. Resolution on the extension of the authorization to acquire (repurchase) company shares according to Art. 65 (1) no. 4 and 8 of the Corporation Act as decided by the resolution of the Shareholders' Meeting of 05/22/2001 / 05/18/2005 by another 18 months as of the date of the resolution, i.e. until October 25, 2007.

8. Resolution on the amendment of Art. 4 (5) of the Articles of Association first sentence resulting in the Article' s following wording:

   „The Management Board shall be authorized, with the consent of the Supervisory Board to resolve no later than 04/25/2011 (inc.) that the reselling of company shares, at the exclusion of shareholders' subscription rights, may take place by another means than a transfer through the stock exchange or via a public offer."

In accordance with Art. 17 of the Articles of Association only those shareholders are entitled to participate in the Shareholders' Meeting who deposit their shares at the Company, with an Austrian notary public or the main subsidiary of a domestic bank by **April 19, 2006** at the latest and leave them there until the termination of the Shareholders' Meeting. The depositories have to submit confirmation of deposit to the Company by **April 20, 2006** at the latest.

The Annual Report for the year 2005 will be available to the public as of April 6, 2006 at the Company's offices in 1041 Vienna, Brahmsplatz 6, as well as at Bank-Austria Creditanstalt AG, 1020 Vienna, Lassallestraße 5 and on the Company's website www.mayr-melnhof.com.

Vienna, April 2006 **The Management Board**

This English version is a translation of the German original text

The Mayr-Melnhof Group is the world's largest producer of recycled fiber based cartonboard and Europe's number one producer of folding cartons. Based on cost leadership and the focus on core competences, the Group has been for long the leading consolidator in its industries. We aim to consistently grow our business by continuous expansion in emerging markets and further market penetration in mature European markets.

Contents

Foreword by the Chairman of the Management Board

Dear Shareholders,

During the 2005 financial year we once again managed to keep your Company on a steady course. This despite the fact that the main sales market of Western Europe continued to be characterised by ongoing consumer stagnation, while a drastic increase in energy prices made production costs for cartonboard noticeably more expensive. Flexibility in production was recently increased and several measures to increase cost efficiency have been successfully implemented. The average sales price for cartonboard was successfully defended by selectively taking machine downtime. However, this was not able to compensate for the surge in the cost of energy and all input factors driven by the crude oil price. In cartonboard converting, profits continued to improve by gaining market share and achieving ongoing increases in productivity. As a result, a further profit increase in cartonboard converting at the end of the year faced lower earnings contribution from cartonboard production.

Overall we have had another good year and generated a very attractive income. The consolidated profit for the year, calculated for the first time in accordance with IFRS, came to around EUR 94.8 million following the record of EUR 106.6 million in the previous year. A considerable factor towards this lower figure was an increase of around EUR 8 million in tax expenditure. Both the return on capital employed and the return on equity, at 19.5 % and 12.8 % respectively, underline that the Group is achieving high profitability even under difficult conditions. In accordance with our dividend policy, which envisages a medium-term dividend distribution of one third of annual profit, the management board will propose to the shareholders' meeting an increase in the dividend from EUR 2.40 (excluding anniversary bonus) last year to EUR 2.60 per share. This represents an increase of the pay-out ratio from 26 % to 31 %.

On behalf of the whole Management Board team, I would like to extend our warmest thanks to our shareholders for the high level of confidence that they have again shown us in the year just ended. We also thank our employees for their excellent work, their high level of personal commitment and, in many cases, their longstanding loyal service to their Company.

Even after a persistent period of stagnation in the main Western European markets, we are in excellent shape. In the face of intensive cutthroat competition and over capacity, the continual increase in productivity and cost efficiency will continue to be the basis for extending our market share and integrating acquisitions with fast growth in value. By strongly focusing on our core expertise and strengths, we are in a position to regularly exploit potential quickly at Division and Group level. With an eye to the future, it was also necessary in 2005 to transfer the production of several smaller processing operations to highly efficient affiliate sites.

Your Company can continue to look to the future from a position of strength. Opportunities for renewed steps towards consolidation and growth are at hand in our industry. We are pursuing these with enthusiasm but also with the caution required. Our balance sheet is solid, the credit lines sufficient, and the level of our own shares attractive, so that we have adequate funds to make further moves in terms of acquisitions and expansion. Our growth policy applies equally to MM Karton and MM Packaging. The geographical focus lies both on Europe and the neighbouring growth regions. As in the past, we will invest in projects for the reduction of direct costs with fast payback, whereby the main focus over the next few years will be to reduce energy and fiber costs.

The MM team is highly motivated to further strengthen your Company in 2006. We will work strenuously to implement the required price increase following the huge rise in the cost of energy. Acquisition projects and measures to increase productivity will be driven forward.

The prospects for 2006 are good. We will make the most of them and look forward to your continued support on our road to success.



Wilhelm Hörmanseder
Chairman of the Management Board
Vienna, March 2006





Board Members

THE MANAGEMENT BOARD

Wilhelm HÖRMANSEDER
Chairman, born 1954, Member of the Management Board since 1994, appointed until year-end 2009

Andreas BLASCHKE
born 1961, Member of the Management Board since May 2002, appointed until May 2010

Herbert NOICHL
born 1965, Member of the Management Board since May 2002, appointed until May 2010

Franz RAPPOLD
born 1952, Member of the Management Board since May 2002, appointed until May 2010

The members of the Management Board do not hold any mandates in Group-external supervisory boards.

(Photo left to right: H. Noichl, W. Hörmanseder, F. Rappold, A. Blaschke)

THE SUPERVISORY BOARD

Michael GRÖLLER
Chairman

Clemens GOESS-SAURAU
Deputy Chairman

Friedrich MAYR-MELNHOF
Deputy Chairman

Romuald BERTL
Deputy Chairman

BOARD MEMBERS

Gerhard GLINZERER

Johannes GOESS-SAURAU

Manfred GRUNDAUER
Delegate of the European Staff Council of MM Karton

Hubert ESSER
Delegate of the European Staff Council of MM Karton

Gerhard NOVOTNY
Delegate of the Staff Council of MM Packaging

The current mandate of all members of the Supervisory Board elected by the shareholders expires with the 16th Annual Shareholders' Meeting in 2010 on the 2009 financial year.

All mandates of the Supervisory Board members delegated by the staff council are for an indefinite period of time.



Division MM

Karton

Topcolor - TC / GT1

Mayr-Melnhof Karton Frohnleiten, AT

TECHNICAL SPECIFICATION

Grammage			g/m²	280
Caliper			µm	400
Bulk			cm³/g	1.43
Stiffness	L + W 5°	md	mNm	23.9
		cd	mNm	10.9

Mayr-Melnhof Karton

MM Karton's business is focused on the highly cost-efficient production of recycled and virgin fiber based cartonboard in line with customers' requirements.

Conserving resources by using recyclable raw materials, we produce a wide range of top-quality cartonboard products which stand out due to their high-quality, reliability, value for money and safety of use.

In striving towards highest performance productivity, we concentrate our manufacture on the most efficient production lines, taking advantage of our leading market position and using economies of scale. This secures our competitiveness and creates a solid base for further growth.

Our cartonboard products are sold in more than 100 countries worldwide. Traditionally, our main market is Western Europe. Leading positions, which were established in Emerging Europe and several non-European markets at an early stage have been continuously showing dynamic development.

Our goal is to keep on growing and to be 'Best in Business' in all areas by highest levels of cost efficiency and further acquisitions.

Mayr-Melnhof produces cartonboard from various grades of recovered paper and virgin fiber at nine European mills. Currently, with an annual capacity of approximately 1.6 million tons and thirteen board machines, MM Karton is the leading manufacturer of cartonboard for folding cartons in Europe. We have achieved this position through continual acquisitions and increases in efficiency, making us the driving force in consolidating the European cartonboard industry. In addition to these acquisitions, production has been concentrated on high-performance machines while production on inefficient machines has been discontinued. As a result, Mayr-Melnhof has an extremely strong competitive production structure. Permanent benchmarking between our sites, fast implementation of best practice throughout the Division and state-of-the-art technology allows us to enhance the Division's performance constantly.

MM Karton's product range, covering a wide variety of recycled fiber-based cartonboard grades with gray, light, white and "Kraft" reverse sides, is supplemented by various competitive grades of virgin fiber-based cartonboard produced at specialized smaller mills. Besides standard qualities, MM Karton also offers a comprehensive range of special grades for distinctive tasks, e.g. cartonboard with humidity and grease barriers, deep-drawing cartonboard, or colored cartonboard. Major application for our products is the food industry, which accounts for more than half of our sales volume. Our products meet all current requirements for safety of use, stiffness, gloss and smoothness as well as runability in high-performance processing. Enhancements focus primarily on these parameters, with the goal of ensuring the highest standards of quality in the long term.

Throughout the world, more than 30 million tons of cartonboard are consumed every year, with demand for cartonboard being closely correlated to the overall development of the economy and personal consumption. Above-average growth rates continue to be posted in China and Eastern Europe. Mayr-Melnhof has already been active in these markets for decades and has recently expanded its sales organization substantially by establishing its own local sales offices. Our primary market is the strongly-fragmented European folding carton sector, which is supplied almost exclusively from European cartonboard producers due to the demand for a large number of specific format layouts and associated high logistical requirements.

The European cartonboard industry is already highly consolidated. The five biggest suppliers account for approximately two-thirds of the overall cartonboard production capacity. Although no new recycled fiber-based cartonboard machine has been built for the past fifteen years, there is still intensive competition because the market has not been able to absorb the continual increases in capacity brought about by technological improvements. In addition to stagnation in Western Europe, competitive pressure in non-European export markets in the Far and Middle East has increased considerably due to new capacities in Asia.

Under these conditions, MM Karton focuses on its cost and service leadership to take advantage of current opportunities and defend its existing positions. For stabilization production is adjusted to demand by temporarily closing down machines.

The raw materials for our cartonboard production are mainly procured in Europe. A strategically important raw material is recovered paper, which is purchased not only on the spot market but also through long-term contracts with local authorities. In terms of energy, we mainly generate our own heating and electricity from natural gas using efficient cogeneration. Remaining electricity requirements are purchased externally. The emphasis of current investment projects is to reduce energy and fiber costs.

In close collaboration with our customers, we constantly improve the use of our products within the whole supply chain. The extensive experience of our specialists and the proactive deployment of modern communication technologies continually open new opportunities for creating attractive holistic solutions.

We are planning to continue the growth in the cartonboard business through both acquisitions and increased market penetration, and to strengthen our position in non-European markets. Given the intensive competition, cost reduction is top priority. If increases in prices for raw materials and energy can no longer be compensated, the goal is to adjust sales prices correspondingly.

Mayr-Melnhof's goal is to retain a high profitability level within the cartonboard segment.

Divisional Indicators MM Karton

(in millions of EUR)	2005	2004	+/-
Sales	**767.2**	777.9	-1.4 %
EBITDA	**116.5**	141.7	-17.8 %
Operating profit	**61.8**	79.8	-22.6 %
Cash earnings	**99.2**	121.4	-18.3 %
EBITDA margin (%)	**15.2 %**	18.2 %	
Operating margin (%)	**8.1 %**	10.3 %	
Cash earnings margin (%)	**12.9 %**	15.6 %	
Return on capital employed (%)	**12.5 %**	17.0 %	
Capital expenditures	**35.2**	58.6	
Depreciation and amortization	**53.9**	62.3	
Employees	**2,994**	2,993	

	2005	2004	+/-
Tonnage sold (in thousands of tons)	**1,513**	1,522	-0.6 %
Tonnage produced (in thousands of tons)	**1,529**	1,517	+0.8 %
Recycled fiber based board	**1,334**	1,382	
Virgin fiber based board	**195**	135	
Capacity utilization	**92 %**	95 %	

Percentage of Group sales
(in %)



45.0 %

Percentage of Group operating profit
(in %)



43.9 %

Sales by destination[1]
(in %)



71.8 % Western Europe
16.5 % Eastern Europe
5.8 % Asia
5.9 % Other overseas

[1] including interdivisional sales

Leading European producers of coated board
(Capacity in thousands of tons)
☐ Recycled fiber based board ⬚ Virgin fiber based board



1,600
1,400
1,200
1,000
800
600
400
200
Mayr-Melnhof Karton (AT)
StoraEnso (FI/SE)
Reno de Medici (IT)
M-real (FI)
Cascades (FR/CN)

Source: MM ; excl. grey board, LBP (StoraEnso), and CNK from USA

Tonnage produced by MM Karton (in thousands of tons)
☐ Recycled fiber based board ⬚ Virgin fiber based board



1,600
1,400
1,200
1,000
800
600
400
200
2001
2002
2003
2004
2005

Division MM

GIFT BOX FOR PRESENTING AND SERVING CHOCOLATE BITS

Worldstar Award for Packaging Excellence 2005
German Packaging Award 2005



Packaging


100% 80% 40% 25%



Kromopak - KRO / GC2

Kolicevo Karton, SLO

TECHNICAL SPECIFICATION

Grammage			g/m^2	275
Caliper			μm	395
Bulk			cm^3/g	1.44
Stiffness	L + W 5°	md	mNm	29.0
		cd	mNm	12.0

Mayr-Melnhof Packaging

MM Packaging is Europe's leading producer of folding cartons. Deploying state-of-the-art high-performance technology, cartonboard is used to form top-quality packaging for the consumer goods industry.

Drawing on high levels of competence in all standard printing, processing and finishing technologies, MM Packaging produces on a pan-European level – always close to the customer – through its highly efficient network of locations. We produce cost-efficient and intelligent packaging solutions for clearly defined market segments, meeting all requirements of our clients. This is achieved by exploiting the specialist capabilities of individual mills and our industry-specific expertise. Our sales focus concentrates on food, detergents, cigarettes and the confectionary sector.

In an intense competitive environment, MM Packaging has prioritized the continual increase of productivity and efficient services in both innovation and supply chain management. Using this as a basis, we are following a strategy of continuously increasing market penetration as a partner of successful clients.

Our goal is to continue growth with a high return on invested capital by further consolidation in stable core markets and acquisitions or the setting up of new facilities in markets with an attractive future.

In 2005, Mayr-Melnhof Packaging converted 505,000 tons of cartonboard into high-quality folding cartons at 23 production sites in Europe, clearly making us Europe's leading manufacturer. Mayr-Melnhof is the only producer of folding carton in Europe that can draw on the entire spectrum of printing technologies, including offset, rotogravure and flexo printing systems close to the customer. In processing, cartonboard is printed, die-cut, glued, finished in a variety of processes, and delivered to the customers' packaging plants. Major application of our products relates to consumer goods used on a daily basis. As a consequence, the demand for folding cartons is largely dependent on the overall economic development. In the last few years we have therefore rapidly expanded our leading position on the European market, primarily by continuing our acquisition activities. Moreover, as a major producer, we have also benefited from the strategy of our international clients who have concentrated their cross-border demand for folding cartons on a smaller number of suppliers.

In an industry characterized by permanent price competition and over capacity, sustained success can only be reached by constant increase in the productivity of our facilities and in concentrating production and sales on specific market segments. We have been achieving such consecutive increases in efficiency through widespread benchmarking within our European-wide production network and by establishing industrial processes in the folding carton industry, which is still dominated by a large number of smaller companies. In the wake of higher standardization and the concentration of expertise, MM Packaging regularly succeeds in integrating new acquisitions in a short period of time and in exploiting available potentials quickly across the Division. As an independent profit center, MM Packaging purchases all its requirements of recycling and virgin fiber-based cartonboard at market conditions independent of the Group set up. Cost leadership is our prime goal. In this regard, Mayr-Melnhof took the step to merge the formerly separated packaging divisions of MM-Packaging (general packaging) and MM-Graphia (cigarettes and high-quality confectionary packaging) into a single division under the established name of MM Packaging from January 1, 2005 onwards.

MM Packaging sells its products almost exclusively in Europe. Being limited by high transportation cost, sales of individual locations are concentrated mainly on defined regions. Multinational clients, however, are supported from our pan-European sales organization for specific market segments, which is supported by the division-wide production network. The strong concentration of MM Packaging's client structure reflects the high degree of consolidation in the international consumer goods industry. We have secured long-term partnerships by continually developing our strengths in production and by providing a comprehensive range of services in supply chain management and in respect of innovations. Close collaboration with our customers enables us to optimize the consumer-friendly use of folding cartons on a continuous basis and to develop new forms of packaging. New finishings and applications are implemented on high-performance machinery. Strategic acquisitions and setting up new facilities help us to support our international customers' expansion and to provide state-of-the-art technology in the dynamically developing markets of the future.

Concentration in the European folding carton sector is much less advanced than that in the cartonboard industry. According to our estimates, the five largest producers currently account for about one-third of the tonnage produced in Western Europe. However, this slow consolidation in the sector is set against the largely concentrated purchasing power of the retail trade and producers of consumer goods. As a consequence, packaging demands are increasingly being covered internationally through tendering, causing high pressure on delivery terms.

Under these conditions, our goal is to ensure a constant increase in the productivity of our sites by economies of scale and to become the largest supplier in all relevant markets in terms of service and performance. In addition to penetrating existing markets, we are planning to gain higher returns on invested capital in both Europe and neighboring countries through acquisitions and the strategic investment in state-of-the-art technology.

Divisional Indicators MM Packaging

(in millions of EUR)	2005	2004	+/-
Sales	**802.2**	756.1	+6.1 %
EBITDA	**115.0**	101.4	+13.4 %
Operating profit	**78.9**	70.1	+12.6 %
Cash earnings	**83.8**	75.7	+10.7 %
EBITDA margin (%)	**14.3 %**	13.4 %	
Operating margin (%)	**9.8 %**	9.3 %	
Cash earnings margin (%)	**10.4 %**	10.0 %	
Return on capital employed (%)	**32.9 %**	33.1 %	
Capital expenditures	**51.3**	38.1	
Depreciation and amortization	**33.0**	31.8	
Employees	**4,302**	4,587	

	2005	2004	+/-
Tonnage processed (in thousands of tons)	**505**	470	+7.4 %

Percentage of Group sales
(in %)


55.0 %

Percentage of Group operating profit
(in %)


56.1 %

Sales by destination [1]
(in %)


74.5 % Western Europe
25.1 % Eastern Europe
0.4 % Asia

[1] including interdivisional sales

Leading European folding carton producers
(Tonnage processed in thousands of tons)


600
500
400
300
200
100
Mayr-Melnhof Packaging (AT)
Akerlund & Rausing (SE)
Chesapeake (US)
Van Genechten (BE)
Nampak Carton Europe (ZA)

Source: MM

Tonnage processed by MM Packaging
(in thousands of tons)


600
500
400
300
200
100
2001
2002
2003
2004
2005

Production sites of the Mayr-Melnhof Group

○ MM Karton 9 mills in 6 countries
○ MM Packaging 23 plants in 10 countries
▨ start of production in 2006
(as of January 1, 2006)

Group sales by region
(in %)


71,9 % Western Europe
21,7 % Eastern Europe
3,3 % Asia
3,1 % Other Overseas

MM Shares



Mayr-Melnhof AG shares have been listed on the Vienna Stock Exchange since April 21, 1994 and are traded in the main trading segments of the spot market – the ATX (Austrian Traded Index) and the ATX Prime (index with increased transparency, quality and publicity requirements). In addition, Mayr-Melnhof shares have been traded OTC (Over-The-Counter) in a Level I Sponsored ADR (American Depository Receipts) program with the Bank of New York since April 1998. As a result, the Company obtains more exposure to the US market, and greater liquidity potential. Mayr-Melnhof ADRs are issued in US dollars, with four ADRs representing one ordinary share.

Stock Markets in 2005

For many international stock markets, 2005 was throughout a successful year. Neither the spiralling prices on the crude oil markets nor natural disasters nor acts of terrorism were capable of putting the market under sustained pressure. Aside from the encouraging developments in newly emerging economies, many indices primarily in Europe posted peak levels. Markets were largely driven by a weak Euro as well as stimulation through mergers and restructuring. While the DAX pushed ahead by + 27 % and the FTSE by just on + 17 %, the ATX gained an impressive + 51 %. In contrast, the situation in the USA was much more humble with the Dow Jones Index recording a loss of - 1 % on the year.

MM Share Performance

Following a dynamic start to the year, Mayr-Melnhof shares registered a new historical high on March 7, 2005 at EUR 138.36. Similar to the somewhat stable development in the Group, the price throughout the year remained at a relatively lower price after profit taking. As a consequence, the share closed down - 5.8 % on the year after chalking up gains of over + 30 % in each of the previous three years. The average daily trading volume grew from EUR 2.7 million to EUR 3.5 million, with a corresponding clear increase in the share's liquidity compared to the previous year. As a result, MM shares were among the most heavily traded industrial stocks on the Vienna Stock Exchange. At year-end 2005, the weighting within the ATX was 1.42 %

Shareholder Structure

Once again, the shareholder structure of the Group was marked by high levels of stability in 2005. The share capital of Mayr-Melnhof Karton AG is divided into 12 million no-par bearer shares. Approximately 60 % of these are held by the core shareholder families in a syndicate through various trusts. Another 8 % of the MM shares are held by the Group as a result of the share repurchase program. The remaining shares are widely distributed among mostly institutional investors in the USA, Great Britain, Austria, Germany, France and Switzerland.

Continued Increase in Dividend

The current dividend policy of Mayr-Melnhof Karton AG is to distribute one-third of the consolidated annual profit in the long term. After paying out a dividend of EUR 2.40 per share (excluding the anniversary bonus of EUR 1.50) and about 26 % of profit in the previous year, the Management Board will propose increasing the dividend by EUR 0.20 to EUR 2.60 at the 12th Annual Shareholders' Meeting on April 25, 2006. This corresponds to an increase in the pay out ratio towards approximately 31 %. Based on the average share price in 2005, this results in a dividend yield of 2.2 %.

Share Repurchase Program

At the end of 2005, the company held 975,848 of its own shares, representing 8.1 % of the capital stock which was repurchased in 2001 and 2002 at a total cost of EUR 53.1 million, including fees. The book value per share was EUR 54.4 as of December 31, 2005. The 11th Annual Shareholders' Meeting authorized the Management Board to repurchase MM shares up to November 18, 2006. Based on this authorization, a new repurchase program was agreed under which further shares could be bought by the Company until November 18, 2006. The maximum volume is, however, limited to 1.2 million shares, or 10 % of the capital stock, taking into account those shares previously repurchased. All transactions are published on the Internet at www.mayr-melnhof.com.

Investor Relations

Transparency, continuity and personal contact – these are the guiding principles behind the Investor Relations Program of Mayr-Melnhof Karton AG. These characterise the open dialog with institutional investors, private shareholders, analysts, business journalists and the interested public. Our intention is to provide the financial community with a correct image of the Company at all times and to facilitate an appropriate valuation of Mayr-Melnhof shares. In line with the request for accurate and real-time delivery of information, all current and share-relevant information is published on the company's website at the same time as direct information is sent to investors, analysts and the press.

In meeting the high-level of interest in the Mayr-Melnhof shares, we informed investors and analysts about the company in a large number of personal meetings and presentations as well as during road shows and conferences also in 2005. Analysts from international investment banks regularly report on Mayr-Melnhof Karton AG. A list of contacts relating to the coverage is always updated on the Company's website.

Shareholders' Club

The Shareholders' Club is a service provided by MM free of charge. All shareholders and interested investors registered in our Shareholders' Club receive Mayr-Melnhof Karton AG company reports by mail on a regular basis and are invited to company events, primarily related to significant new developments within the Group. Press releases are sent out by e-mail. Our Investor Relations department welcomes membership applications at any time.

We endeavor to optimize our Investor Relations activities on a continuing basis and are therefore always open to suggestions for improvements.

CONTACT MAYR-MELNHOF INVESTOR RELATIONS:

Phone:	+43/1 501 36 1180
Fax:	+43/1 501 36 1195
E-mail:	investor.relations@mm-karton.com
Website:	http://www.mayr-melnhof.com

INFORMATION ON MAYR-MELNHOF SHARES:

ISIN securities identification number:	AT0000938204
ADR Level 1:	MNHFY
Reuters:	MMKV.VI
Bloomberg:	MAYR AV

Share Performance Indicators

STOCK PRICE PER SHARE (in EUR)	2003	2004	2005
High	95.30	127.36	**138.36**
Low	64.40	95.80	**109.05**
Year-end	95.30	125.30	**118.00**
STOCK PERFORMANCE			
- 1 month	+ 6.2 %	+ 4.1 %	**+ 4.1 %**
- 3 months	+ 16.1 %	+ 9.8 %	**- 2.5 %**
- 9 months	+ 22.4 %	+ 18.5 %	**- 3.9 %**
RELATIVE PERFORMANCE (year-end)			
MM Shares	+ 35.2 %	+ 31.5 %	**- 5.8 %**
ATX	+ 34.4 %	+ 57.4 %	**+ 50.8 %**
MSCI (Europe / Container and Packaging)	+ 2.2 %	+ 9.5 %	**+ 11.4 %**
SHARE PERFORMANCE INDICATORS (in EUR) [1]			
Earnings per share [2]	8.25	9.43	**8.39**
Cash earnings per share [2]	15.42	17.88	**16.60**
Total equity per share [3]	57.81	63.84	**68.71**
Dividend per share	2.20	3.90 [4]	**2.60** [5]
Dividend (in millions of EUR)	24.30	43.00	**28.70** [5]
Dividend yield per average share price	2.8 %	3.6 %	**2.2 %**
TRADING VOLUME			
Vienna Stock Exchange (in EUR) [6]	2,467,796	2,738,248	**3,460,641**
Number of shares issued	12,000,000	12,000,000	**12,000,000**
Own shares [7]	975,848	975,848	**975,848**
Free float [7]	3,824,152	3,824,152	**3,824,152**
Market capitalization (in millions of EUR) [7]	1,051	1,381	**1,301**
ATX weighting (in %) [7]	3.59 %	2.43 %	**1.42 %**

1) 2004-2005 IFRS, 2003 US GAAP
2) average shares outstanding
3) shares issued as of December 31,
4) incl. EUR 1.50 anniversary bonus
5) proposed
6) daily average
7) as of December 31,

Relative Performance of MM Shares 2005/2006 (December 30, 2004 = 100)



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Management Report



1. General Economic Situation

In 2005, economic growth in the major economies in Europe, the main sales market of the Mayr-Melnhof Group, was further lagging behind the growth of global economy. Although industry partly benefited from export developments, the dramatic increase in energy prices further on retarded the already weak consumer demand from private households to a greater extent. As a consequence, the economic climate for consumer goods proceeded without any sign of a sustainable recovery.

Merely Central and Eastern Europe's industry and retail trade developed fairly well. Private consumption remains the most important growth driver within the entire region, supported by real wage increases and strong investment activities. This evident East-West gap in European demand is not likely to be of lasting nature.

2. Sector Development

As a result of the high degree of correlation with the overall economy, the trend in sales of cartonboard and folding carton revealed a similar picture. Restrained demand in Western Europe stood vis-à-vis the on-going dynamic growth in demand in Eastern Europe. European cartonboard producers were not able to maintain their sales levels in the Far East resulting from substantial local capacity expansion. On the one hand, these basic conditions led to a significant rise in pressure on cartonboard prices in Europe, on the other hand the cartonboard industry was forced to announce price increases for the following year as a consequence of the massive increase in energy prices and other crude oil price driven input factors.

Similarly, the business climate on the Western European folding carton market was characterized by a lack of market growth. Accordingly, the flexibility of suppliers in terms of prices increased due to existing excess capacities. However, specific developments are becoming evident in the individual market segments. In the volume-based business of the classical food industry segment, crowding out competition is performed via price. In highly specialized segments such as detergents, confectionary and cigarette packaging, customers appreciate high levels of supply security, supply chain expertise as well as, proximity to customers, and fast implementation of innovative packaging solutions.

Despite considerable competitive pressure, the consolidation process in the industry is proceeding at slow pace.

Introduction of IFRS reporting

According to regulation (EC) No. 1606/2002, passed by the European Parliament and Council, from the financial year 2005 onwards, Mayr-Melnhof Karton AG is obliged to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). A numerical illustration of the effects of transition from US GAAP to IFRS is contained in Note 26 as included in the financial statements. The adjustments conducted in this regard, have no significant impact on the presentation of the financial position and financial performance of the Group and the Divisions.

3. Development of Business 2005

3.1. Group

In 2005, the development of the Mayr-Melnhof Group was characterized again by a high degree of stability. This was achieved despite on-going stagnation in consumer demand in the main markets of Western Europe and the accompanying intensification of competition, as well as massive increases in energy prices and oil price driven input factors. Record results in cartonboard converting stood in contrast to a clear downturn in the profit contribution of cartonboard production.

Consolidated Statement of Income

Consolidated Income Statements (condensed version)

(in millions of EUR)	Year ended December 31, 2005	Year ended December 31, 2004	+/-
Sales	1,455.2	1,422.2	+2.3 %
Operating profit	140.7	149.9	-6.1 %
Financial result and result from investments	4.7	(0.5)	
Income tax expense	(50.6)	(42.8)	
Profit for the year	**94.8**	**106.6**	**-11.1 %**

Sales

Consolidated sales of the Mayr-Melnhof Group increased by 2.3 % or EUR 33.0 million to EUR 1,455.2 million (2004: EUR 1,422.2 million). Significant growth in sales of cartonboard converting more than compensated a slight downturn in cartonboard production. In the regional break-down Eastern Europe recorded further growth in sales whereas non-European business declined and Western Europe remained stable.

Sales between the divisions amounted to EUR 114.2 million (2004: EUR 111.8 million) and primarily concerned sales from MM Karton to MM Packaging.

Group Sales by Region

(in %)	Year ended December 31, 2005	Year ended December 31, 2004
Western Europe (excl. Austria)	66.1 %	66.4 %
Austria	5.8 %	5.9 %
Eastern Europe	21.7 %	19.0 %
Asia	3.3 %	5.2 %
Other overseas	3.1 %	3.5 %
Total	**100.0 %**	**100.0 %**

Cost of Sales

(in millions of EUR)	**Year ended December 31, 2005**	Year ended December 31, 2004	+/-	Percentage of Sales **2005**	Percentage of Sales 2004
Cost of materials and purchased services	764.5	722.1	+5.9 %	52.6 %	50.8 %
Personnel expenses	229.5	224.7	+2.1 %	15.8 %	15.8 %
Depreciation and amortization	78.6	77.9	+0.9 %	5.4 %	5.5 %
Other expenses	42.9	54.8	-21.7 %	2.9 %	3.8 %
Cost of Sales	**1,115.5**	**1,079.5**	**+3.3 %**	**76.7 %**	**75.9 %**

Cost of sales rose by 3.3 % in comparison to the previous year. On the one hand, this change resulted from higher costs for materials and purchased services following price increases in energy and crude oil price driven input factors, on the other hand resulting from an expansion of business volume in cartonboard converting. The reduction in "Other expenses" is primarily due to lower maintenance expenses and a build-up of inventory.

Selling and Distribution Expenses, General and Administrative Expenses

(in millions of EUR)	**Year ended December 31, 2005**	Year ended December 31, 2004	+/-	Percentage of Sales **2005**	Percentage of Sales 2004
Personnel expenses	84.2	81.5	+3.3 %	5.8 %	5.7 %
Depreciation and amortization	7.6	10.6	-28.3 %	0.5 %	0.8 %
Other expenses	119.0	113.5	+4.8 %	8.2 %	8.0 %
Selling and Distribution Expenses, General and Administrative Expenses	**210.8**	**205.6**	**+2.5 %**	**14.5 %**	**14.5 %**

Selling and distribution expenses, administrative and other operating expenses amounting to 14.5 % as a percentage of sales were in line with the figure of the previous year.

Operating Profit

Operating profit reached EUR 140.7 million (2004: EUR 149.9 million) which is 6.1 %, or EUR 9.2 million, below the previous year's figure. The reduction resulted from cartonboard production. Higher crude oil price related costs and a lower capacity utilization to stabilize prices can be mentioned in this respect. Accordingly, in 2005, the Group's operating margin amounted to 9.7 % (2004: 10.5 %). Return on capital employed yielded 19.5 % (2004: 22.0 %).

Financial result and result from investments

Financial income amounting to EUR 7.1 million faced financial expenses amounting to EUR 6.1 million, resulting in a positive balance of EUR 1.0 million (2004: EUR 0.4 million). This improvement has been achieved by optimization measures in financing and by investing the increased liquidity.

The change in the item "Other income (expenses) - net" from EUR -1.2 million to EUR 2.5 million is primarily due to favourable currency developments in Group financing beyond the Eurozone.

Profit before tax amounted to EUR 145.4 million in comparison to EUR 149.4 million in the previous year, which is a decline of 2.7 %.

Income tax expense increased to EUR 50.6 million (2004: EUR 42.8 million) in 2005. Income taxes are paid in 19 countries. The effective Group tax rate stepped up from 28.6 % to 34.8 %. The tax rate of the previous year was untypically low particularly due to non-recurring deferred tax income resulting from a reduction in the Austrian corporate tax rate and further effects from tax optimizations within the Group.

Profit for the year and Earnings per Share

The financial year 2005 resulted in a profit for the year amounting to EUR 94.8 million after reaching EUR 106.6 million in the previous year, thereby representing a decline of 11.1 %. The net profit margin amounted to 6.5 % (2004: 7.5 %). The basic weighted average number of outstanding shares amounted to 11,024,152, unchanged compared to the previous year. The average earnings per share amounted to EUR 8.39 (2004: EUR 9.43).

Value-Added

The Group's value-added is calculated as the difference between total operating revenue less expenditures on goods and services purchased from external sources. The statement of disposition highlights the share of all parties participating in the net value-added.

Value-Added *(in millions of EUR)*	**2005**	**2005**	2004	2004
Origin:				
Sales	1,455.2		1,422.2	
Other operating income	12.4		18.5	
Increase (Decrease) in finished goods	2.3		(4.1)	
Own work capitalized	0.1		0.2	
Total operating revenue	**1,470.0**		**1,436.8**	
(-) Expenditures on purchased goods and services	(925.1)		(882.7)	
(-) Depreciation and amortization	(86.9)		(94.1)	
Net value-added	**458.0**	**100.0 %**	**460.0**	**100.0 %**
Distribution:				
Employees	(181.2)	(39.5 %)	(177.5)	(38.6 %)
Social benefit costs	(88.3)	(19.3 %)	(87.2)	(18.9 %)
Public authorities	(98.4)	(21.5 %)	(88.2)	(19.2 %)
Financial result and result from investments	4.7	1.0 %	(0.5)	(0.1 %)
Minority interests	(2.3)	(0.5 %)	(2.6)	(0.6 %)
Shareholders' dividend (2005 proposed; 2004 including anniversary bonus)	(28.7)	(6.3 %)	(43.0)	(9.3 %)
Company	63.8	13.9 %	61.0	13.3 %

At EUR 1,470.0 million, Mayr-Melnhof Group's operating revenue was slightly above the figure of the previous year (2004: EUR 1,436.8 million).

After deducting expenditures on purchased goods and services as well as depreciation and amortization amounting to EUR 1,012.0 million (2004: EUR 976.8 million), net value-added amounted to EUR 458.0 million and was almost the same compared to 2004 (EUR 460.0 million). As in previous years, employees received the largest share of the net value-added with 39.5 %, or EUR 181.2 million (2004: 38.6 %, EUR 177.5 million). According to the proposal of the Management Board, a dividend of EUR 28.7 million (2004: EUR 43.0 million, including an anniversary bonus of EUR 16.5 million) shall be paid out to the shareholders of Mayr-Melnhof Karton AG for 2005, representing 6.3 % (2004: 9.3 %, including 3.5 % bonus) of the net value-added. Earnings amounting to EUR 63.8 million, or 13.9 % of net value-added (2004: EUR 61.0 million or 13.3 %), will be retained within the Group.

Assets, Capital and Liquid Funds

Consolidated Balance Sheets (condensed version)
(in millions of EUR)

	December 31, 2005	December 31, 2004
Non-current assets	682.8	682.4
Current assets	663.6	597.0
Total assets	**1,346.4**	**1,279.4**
Total equity	769.7	716.0
Non-current liabilities	227.7	223.5
Current liabilities	349.0	339.9
Total equity and liabilities	**1,346.4**	**1,279.4**

Structure of Assets, Capital and Liquid Funds

The Group's total assets increased by EUR 67.0 million compared to year-end 2004 and reached EUR 1,346.4 million. Total equity went up by EUR 53.7 million to EUR 769.7 million (December 31, 2004: EUR 716.0 million) primarily resulting from the profit for the year generated less the dividend. This results in an equity ratio of 57.2 % (December 31, 2004: 56.0 %). The return on equity was at 12.8 % (December 31, 2004: 15.8 %). The increase in current assets from EUR 597.0 million to EUR 663.6 million is primarily due to an increase in liquid funds and an operating build-up of working capital.

Financial liabilities were largely non-current in nature and amounted to EUR 186.2 million (December 31, 2004: EUR 180.4 million). This increase resulted mainly from bank liabilities raised at preferable interest rate terms and conditions. In total, EUR 166.5 million (December 31, 2004: EUR 158.1 million) are non-current bank liabilities, of which EUR 38.1 million (December 31, 2004: EUR 38.2 million) are related to current revolving bank liabilities which are classified as non-current. Short-term borrowings remained nearly unchanged at EUR 10.7 million (December 31, 2004: EUR 10.2 million). Financial lease liabilities amounted to EUR 9.0 million (December 31, 2004: EUR 12.1 million).

Provisions for other non-current liabilities and charges of EUR 83.0 million (December 31, 2004: EUR 79.8 million) concerned pension payments, severance payments, anniversary bonuses and pre-retirement programs.

Total funds available to the Group, which comprise cash and available-for-sale financial assets increased from EUR 302.2 million to EUR 338.1 million. The Group continues to have no net debt as funds available exceed interest bearing financial liabilities by EUR 151.9 million (2004: EUR 121.8 million).

Furthermore, the Group has unused financing arrangements available at any time in the amount of EUR 120.9 million (2004: EUR 285.5 million), of which EUR 100.0 million (2004: EUR 250.0 million) are classified as mainly non-current and EUR 20.9 million (2004: EUR 35.5 million) as current.

Cash Flow Development

Consolidated Cash Flow Statements (condensed version)

(in millions of EUR)	*Year ended* December 31, 2005	*Year ended* December 31, 2004
Net cash provided by operating activities	158.4	205.5
Net cash used in investing activities	(82.8)	(127.3)
Net cash used in financing activities	(40.6)	(17.9)
Effect of exchange rate changes	0.4	(0.1)
Net increase in cash and cash equivalents (< 3 months)	**35.4**	**60.2**
Cash and cash equivalents (< 3 months) at the end of the year	**263.0**	**227.6**
Current and non-current available-for-sale financial assets	75.1	74.6
Total funds available to the Group	**338.1**	**302.2**

Net cash provided by operating activities amounted to EUR 158.4 million compared to EUR 205.5 million in the previous year. This difference is primarily attributable to the build-up of working capital linked to the start-up of production following the fire at the Eerbeek mill and the folding carton companies acquired in the previous year.

Net cash used in investing activities of EUR -82.8 million was explicitly below the figure for the previous year (2004: EUR -127.3 million). This was due to payments for acquisitions (2004: -36.6 million). Net expenditures on investments in tangible and intangible fixed assets declined from EUR -97.8 million to EUR -85.0 million.

The investment activities focused on the construction of new plants and technical modernizations.

Investments of MM Karton amounted to EUR 35.5 million (2004: EUR 58.8 million). Major projects concerned the renovation of the waste water purification plant at the Deisswil mill and technical improvements at the Eerbeek and Baiersbronn mills.

Investment expenditures of MM Packaging amounted to EUR 53.9 million (2004: 41.1 million) and concentrated on new site constructions in Alzira (Spain), Cherkassy (Ukraine) and Trier (Germany) as well as purchases of high-performance technologies.

The Mayr-Melnhof Group pursues an investment policy of investing approximately 50 % of cash earnings in the long-run. These amounted to EUR 183.0 million in 2005, (2004: EUR 197.1 million).

Net cash used in financing activities rose from EUR -17.9 million to EUR -40.6 million. This increase largely resulted from the payment of the anniversary bonus.

Share Repurchase Program

In 2005, no shares were repurchased. Thus, the Group held an unchanged number of 975,848 treasury shares at the end of the year. This corresponds to 8.1 % of the share capital which was purchased at a cost of EUR 53.1 million including fees. As of December 31, 2005, the book value per share amounted to EUR 54.4.

Site Closures

Streamlining measures to provide for necessary improvements in efficiency and competitiveness were pursued in 2005, with high priority. As a consequence, production at four smaller folding carton sites was transferred to affiliated high performance facilities.

In Germany, production on the smallest site, MM Packaging Behrens GmbH & Co KG Berlin, has been shut down as scheduled by the middle of the year.

In Romania, the offset business of S.C. Rodata S.A., Bucharest, which was acquired last year, was concentrated at the Ploiesti site.

In France, production at MM Packaging France S.A.S. at the site Seignelay has been closed in the second half of 2005 and production has been relocated to the neighboring site at Moneteau.

In Hungary, production at the site of MM Packaging Hungaria Kft., Budaörs, was closed at the end of 2005.

3.2. Operations by Business Segment

Since January 1, 2005, the divisions MM-Packaging (general packaging) and MM-Graphia (cigarettes and confectionary packaging), which were previously managed and reported separately, have been combined into a single cartonboard converting business segment. In line with adapting the reporting to IFRS two divisions, MM Karton and MM Packaging, will be reported. Comparative figures for 2004 have been adjusted accordingly.

MM Karton

Facing an unchanged demand for cartonboard in Western Europe and reduced sales opportunities as a consequence of the massive expansion of capacity in the Far East, the downward pressure on quantities and prices on cartonboard markets clearly increased in the course of the year. However, with sales increases in Eastern Europe, MM Karton succeeded in reaching a sales volume almost at last year's level. Order and purchase behavior of customers was characterized by distinct short-term nature. Therefore the average order back log leveled with about 55,000 tons (2004: 72,000 tons) markedly below last year's figure.

Given these intensive conditions highest possible price stability was pursued by rigorous discipline regarding quantities. Average sales prices were successfully kept roughly in line with 2004 levels. As a consequence, plant utilization at MM Karton was reduced from 95 % to 92 %, with part of this decline due to the start-up operations at the modernized cartonboard machine in Eerbeek and alteration work in Nikopol.

The price of our main raw material, recovered paper, remained largely unchanged and stable in line with the moderate demand across Europe. All crude oil price driven input factors were subject to ongoing significant price rises throughout 2005. For this reason, a price increase was announced in the fourth quarter of 2005 to take effect at the beginning of 2006.

Production and dispatch quantities of 1.53 million tons and 1.51 million tons respectively were only marginally different from previous year's figures: + 0.8 % and - 0.6 % respectively. Similar to the volume trend, at EUR 767.2 million sales were only slightly down on last year (2004: EUR 777.9 million, -1.4 %). Western Europe accounted for 72 % of sales, Eastern Europe for 16 % and Non-European countries for 12 % (2004: 71 %, 14 %, 15 % respectively). MM Karton supplies over a thousand customers. Most of them are medium-sized cartonboard converting companies. With a delivery share of roughly 15 % of total sales, or 220,000 tons, MM Packaging is the largest customer of MM Karton.

Operating profit decreased from EUR 79.8 million to EUR 61.8 million (- 22.6 %), which was particularly due to higher input costs and lower capacity utilization. The operating margin amounted to 8.1 % (2004: 10.3 %). Return on capital employed declined to 12.5 % (2004: 17.0 %). Cash earnings reached EUR 99.2 million following EUR 121.4 million in the previous year thereby reducing the cash earnings margin from 15.6 % to 12.9 %.

At 511 tons per year, the tonnage produced per employee was slightly above the figure of the previous year (2004: 507 tons per year).

MM Packaging

In 2005, the lack of market growth and overcapacities again determined the extremely intense competitive conditions on the European folding carton market. By linking increases in productivity with higher market penetration, MM Packaging succeeded in 2005, despite the keen competition with a remarkable increase in profit and a further expansion of its leading position. Acquisitions from the previous year as well as successful new business contributed well to the growth.

Increases in both efficiency and rationalization characterized the current year. On this basis the concentration of business on high-performance facilities was continued and production at four smaller locations in Germany, France, Romania and Hungary was discontinued.

Intensive competition among cartonboard manufacturers provided further opportunities on the procurement markets. However, prices for transport and crude oil price driven input factors have soared dramatically.

With 505,000 tons (2004: 470,000 tons) the tonnage processed was up 7.4 % on the previous year. Sales increased by 6.1 % or EUR 46.1 million to EUR 802.2 million. Around half of the growth resulted from acquisitions. The main sales market of Western Europe accounted for around 75 % of sales and Eastern Europe for 25 % (2004: 76 % Western Europe, 23 % Eastern Europe, 1 % other). MM Packaging has a large customer base, supplying over 1,000 accounts. More than half of the business is achieved with multinational manufactures of consumer goods with the five biggest customers accounting for about 45 % of sales. The strongest segments in terms of sales are the food, cigarette and detergent industries.

Operating profit improved by 12.6 % to EUR 78.9 million. Operating margin reached 9.8 % following 9.3 % in the previous year. Return on capital employed amounted to 32.9 % (2004: 33.1 %). Cash earnings rose from EUR 75.7 million to EUR 83.8 million. The cash earnings margin enhanced from 10.0 % to 10.4 %.

The annual tonnage processed per employee came up from 102.4 tons to 117.3 tons.

In line with the expansion of the cigarette packaging business, three new rotogravure machines will start operations at the sites in Cherkassy (Ukraine), Izmir (Turkey) and Trier (Germany) during the first months of 2006.

3.3. Definition of financial indicators

Operating margin
Operating profit divided by sales.

Return on capital employed
The sum of profit before tax, and net interest (income) expenses divided by the average sum of total equity and net debt. Only when these liabilities are greater than these assets, will the net debt amount be included in further ratio calculations.

Net profit margin
Profit for the year divided by sales.

Cash earnings
Sum of profit for the year, depreciation and amortization, and deferred taxes.

Cash earnings margin
Cash earnings divided by sales.

Total equity to total assets
Total equity divided by total assets.

Return on equity
Profit for the year divided by the average total equity.

Net debt
The sum of interest bearing financial liabilities and financial lease obligations subtracted by cash and cash equivalents and available-for-sale financial assets.

Human Resources



4. Human Resources

By the end of the financial year 2005, the Mayr-Melnhof Group had 7,296 employees in 19 countries. Their knowledge and commitment establish the basis for the long-term success of our Company. Therefore, the primary goal of the development of our human resources is determined in providing the appropriate conditions which enable our employees to develop their talents and take responsibility. Openness and the principle of subsidiarity are the essential concepts in the development of our human resources. Leadership based on solidarity has always been our key management principle. Accordingly, human resources matters in a narrower sense are the responsibility of the local companies, while the human resources policy at Group level concentrates particularly on senior management, next generation managers and ensuring an efficient organization.

As market leader, it is our goal to provide our employees with the skills required for outstanding performance by both, ongoing development programs as well as by internal transfer of know-how. Regular international employee exchanges and ambitious benchmarking assure that new acquisitions can be integrated quickly and that the most up-to-date expertise is always available at all sites in the course of further internationalization.

In 2005, the extensive training activities concentrated on the development and optimal utilization of the operating systems, with the target to improve efficiency and quality further in the Group.

In planning our human resources we face actively up to anticipated shortages of qualified labor resulting from the demographic developments. Therefore, the Group is placing great emphasis on the training and development of young people. At the end of 2005, there were 171 apprentices in training. In addition, we also keep the experience and the know-how of senior employees to the Company through a number of longer-term initiatives.

The health of our employees is top priority. In this respect, we provide the workforce with regular precautionary programs and trainings on health and safety at the workplace.

Identification with the success of the Company and encouraging a high degree of commitment are key elements of our corporate culture. Performance-based remuneration systems in form of individual agreements or site-specific bonus systems have a long tradition and ensure that individual achievements and success are rewarded. Performance-based remuneration of the Management Board is particularly oriented on the result of the year, cash earnings and the return on capital employed.

Employment

As of December 31, 2005, the Mayr-Melnhof Group had 7,296 employees (December 31, 2004: 7,580), of which almost unchanged 2,994 (December 31, 2004: 2,993) were working in the Division MM Karton. At MM Packaging staff numbers came down from 4,587 at the end of 2004 to 4,302 at year-end 2005 mainly as a result of the site concentration. These measures, which were necessary to increase efficiency, were realized in a socially responsible manner in an ongoing dialog with employee representatives. Similar to the previous year, approximately 76 % of the staff was employed outside Austria, while the proportion of employees in Eastern Europe amounted to 23.5 %.

Despite strong competition and a massive increase of energy costs, the unified strength of the MM team managed to keep the Group on track also in 2005. The Management Board expresses words of thanks to all employees for their high performance, commitment and flexibility. Moreover, the Board is also grateful to the employee representatives for their trustworthy and constructive cooperation.

5. Research and Development

Cartonboard and folding cartons have proven to be some of the most successful packaging materials not only in the past - even now they are just as influential in providing technically mature, aesthetic products with plenty of uses. Building on decades of experience, the Mayr-Melnhof Group today produces attractive products that meet current market demands by using state-of-the-art technology. The goal of our research and development activities is to maintain competitiveness in terms of customer benefit and the high performance in our processes through continued increases in quality, innovation and improved efficiency.

The needs of our customers and the demands on our products and manufacturing procedures are continuously increasing. In order to meet current market trends in good time, our development work relies on close cooperation with all our partners in the supply chain. Active collaboration with legislative bodies and standardization committees ensure that our products always meet all current requirements.

The Group's research and development work is managed centrally. However, project implementation is largely conducted locally by teams of specialists collaborating at the individual sites. This allows skills to be concentrated on specific areas and expertise to be provided efficiently in the Group. Furthermore, regular project-related co-operation with universities and international research institutions has been common practice for years, especially in the field of basic research.

MM Karton continued to develop standard cartonboard qualities in 2005. By optimizing gloss, whiteness and smoothness, we have been able to clearly increase the attractiveness of several cartonboard qualities. On the other hand, recent improvements in running properties of cartonboard enabled subsequent processing with high-performance technology. For special grades of cartonboard whose qualities include barrier properties, particular enhancements were achieved in terms of grease barriers. Moreover, we also managed to reduce the use of chemicals through further optimizations.

As worldwide market leader in the production of recycled cartonboard, we strive to ensure that our cartonboard products can be used in a wide and attractive range of applications. With this in mind, all R & D activities are coordinated centrally from our laboratory in our mother plant in Frohnleiten, Austria.

Following the trend towards ever-shorter product life cycles, research and development activity in the processing of cartonboard focused on the constantly increasing pace of packaging design. Therefore, MM Packaging has a network of over one hundred specialists working to design, develop and produce successful new solutions. This has enabled us to create customized packaging solutions which can be launched with greater speed on the market.

Currently, the major focus for MM Packaging lies in improving convenience for the consumer (e.g. opening and reclosure devices), finishing to surfaces with innovative haptic and visual effects, and applications based on folding carton. In line with growing requirements regarding brand protection and security, identification systems are being developed and implemented. Using continuous developments in the areas of design and packaging shapes, we are able to offer our customers a wide range of differentiation options.

For their excellent achievements, developments initiated by MM Packaging have been awarded renowned honors such as the World Star, Emballissimo and the German Packaging Award.

The future for developments in the packaging industry certainly lies in intensifying cooperation in the supply chain, not only with suppliers but also with our customers' marketing and technical departments.

6. Risk

Active Risk Management

The Mayr-Melnhof Group is exposed to a large number of risks in its international business activities. The risks and their potential effects are regularly elevated, analyzed and dealt with on the basis of a defined risk management policy on a Group-wide level. The goal is to identify potential risks connected with our activities at an early stage, to evaluate them, to estimate their consequences and to implement suitable hedging measures. Operational risk management is performed by the individual local companies in close collaboration with the corresponding corporate departments. Risk management on Group level is administered by the parent company, Mayr-Melnhof Karton AG. Risk prevention is of the highest importance and is complemented by the Group's insurance program and appropriate hedging tools, if economically appropriate and educible. The Group auditor assesses the integrity of the risk management system and reports on this to the Supervisory and the Management Board on an annual basis.

Market

The demand for cartonboard and folding cartons correlates to a large extent with the development of the overall economy and is therefore highly dependent on the economic climate prevailing in the sales markets. Over-capacity and the slow progress of consolidation in the industry lead to constantly high competition on terms. Both in the production and the converting of cartonboard, we have a large customer base with more than one thousand active accounts. Along with focusing sales on the international consumer goods business, MM Packaging conducts more than half of its folding carton sales with multinational customers.

Dependency on individual customers is considered manageable. By means of long-term supply agreements, fluctuations in essential factor prices can be minimized.

Our business is concentrated in the Eurozone. The US dollar influences sales prices particularly in several Eastern European markets as well as Turkey, North Africa and Asia.

In view of considerable expansion of cartonboard capacities in the Far East in the last few years, the pressure on quantities in Non-European cartonboard markets has increased significantly. Until the additional quantities can be absorbed by local demand, we have to live with persisting low price levels in these markets.

Being industrial bulk commodities, both cartonboard and folding cartons are subject to permanent downward pricing pressure. Long-term success depends on cost and service leadership. Therefore, the Mayr-Melnhof Group focuses on continuous increases in productivity and cost savings beneath providing a market-driven product range and a broad spectrum of services. The aim is to use this base to maintain our existing market position and to utilize new market opportunities.

Procurement

Fibers, coating chemicals and energy are among the most important input factors in the cartonboard manufacturing process. The prices of these factors are subject to strong fluctuations in the long run. In order to minimize current price increases in recovered paper, the most important source of fiber, Mayr-Melnhof implements measures in the form of strategic stock-keeping, long-term supply agreements and geographically widespread sources.

In the production of cartonboard, the fossil energy source natural gas is primarily used to generate electricity and steam. Some electric power is also purchased externally. The risk of price fluctuations is managed through selective price settings and price formulas for future periods.

If increases in factor costs cannot be compensated within the Group, the aim is to adjust cartonboard prices accordingly in time.

By far, cartonboard is the most important raw material for the production of folding cartons. Adequate capacities of several European cartonboard producers ensure stable supply. Increases in the price of cartonboard are passed on to the customers immediately where possible.

The Group is dependent on the price of crude oil particularly in respect to energy, chemicals, ink and varnish, logistics and transport packaging.

A Group-wide central procurement organization covers all requirements in corresponding product and service categories. The aim is to ensure ongoing supply and to optimize costs.

Operating Risks

We minimize the risk of downtimes and ensure continuous operations by using up-to-date equipment representing state-of-the-art technology as well as by conducting ongoing maintenance and comprehensive audits. The network of sites provides the Group with adequate back-up capacity in case of a longer production stoppage.

Financial Risks

Cash management ensures that the Group holds sufficient liquidity in form of own funds or immediately available credit facilities to meet liabilities and to finance further growth. The financial risk related to customers is controlled by means of credit ratings and a centralized working capital management. The Company has concluded customer credit risk insurance agreements to cover loss in case of possible non-collectable receivables. Thus, the risk of credit and default related to customer receivables is considered manageable.

Investments are primarily made in money market instruments and bonds with high credit ratings and liquidity. Investments and acquisitions are regularly analyzed in detail with regard to risk aspects and have to correspond to clearly defined target rates of return.

The Group's globally oriented business activities result in flows of payment in a variety of currencies, whereby parallel counter flows of payment in the individual currencies are confronted and cleared against the counter position. Appropriate derivatives, primarily foreign currency forwards and foreign currency option contracts as well as swap agreements are used to limit interest rate and foreign currency risks. The most important foreign currencies hedged are the British pound, the US dollar and the Swiss franc. In Eastern Europe, we are endeavoring to limit currency risks particularly by matching currencies when processing transactions.

Other Risks

We encounter risks arising from increasing product requirements and stringent environmental standards by assuring adequate knowledge in due time to our continuous work in the relevant standardization committees and ongoing optimization of processes and product parameters.

From the present point of view, there are no foreseeable risks that might jeopardize the going concern and continuity of the Group.

7. Environment

Sustainability has a long tradition in the Mayr-Melnhof Group. Our strategic goal has always been to create products which can make an impact on the market due to their price, performance, safety and high level of environmental compatibility. Thereby, we are not only securing the future of the Group but also live up to our social responsibility. By focusing on the production and processing of cartonboard using largely renewable raw materials, the Group has already been implementing principles of recyclability and sustainability for decades.

In our highly competitive markets, the economical use of resources is a decisive factor. Therefore, our experts are continually following stringent guidelines with respect to efficiency and environmental protection in the development of market-oriented products and processes. An internal benchmarking process ensures that examples of best practice are implemented promptly within the Group. Our environmental efforts regularly comprise both upstream and downstream elements of the supply chain with the aim of shaping these more efficiently by the use of state-of-the-art logistics and infrastructure.

As a result of continuous optimization processes undertaken to date, Mayr-Melnhof cartonboard mills score highly in European tables of specific consumption and emission values. Due to this fact, improvements are often only possible in marginal areas or require new technologies.

The mills in the EU were allocated Carbon Dioxide Emission Certificates in connection with the use of fossil energy. As of December 31, 2005, there was no shortage in the Group coverage.

To ensure continuous improvements in operational quality, Group-wide audits are executed in accordance with ISO 9001. Furthermore, several cartonboard and packaging plants have also environmental management certifications according to ISO 14001 or EMAS. Approximately half of the cartonboard production has so far been certified in this respect. With the re-certification of the HACCP hygiene management in seven cartonboard mills and the certification of selected folding carton sites in accordance with BRC/IoP standards, Mayr-Melnhof meets the demanding product safety requirements of the sensitive food industry.

The importance of safety at the workplace and risk prevention was demonstrated through targeted investments and intensified training across the Group in 2005.

Environment Protection in 2005:

MM Karton

Water
The Swiss cartonboard mill in Deisswil invested in the construction of a water treatment plant, to half the amount of waste water. Due to this new unit, up to 50 % of the pre-

purified waste water can be reused in the production. Biological residuals are reduced to less than 10 %.

At the Dutch Eerbeek mill further significant reductions in the specific consumption of fresh water were realized.

Energy
Improvements in energy efficiency were primarily achieved through heat recovery projects. In particular, this affected mills in Kolicevo, Frohnleiten and Baiersbronn. The modernization of the boiler house of the cartonboard mill in Nikopol has contributed to a definite increase in energy yields.

Chemicals
The recent installation of an information system has enabled optimization in the use of chemicals across the division. Due to improvements in formulations, supplier audits and some construction adaptations it was possible to increase safety in the use of chemicals still further.

MM Packaging

Optimizations in 2005 at MM Packaging were mainly realized in connection with the increase of production efficiency.

8. Subsequent Events

On December 19, 2005, 50 % plus one share has been acquired in the offset segment of Polygrafoformlenie located in St. Petersburg. The remaining shares will stay with the former owner. Polygrafoformlenie is one of the largest producers of folding cartons in the Russian Federation. The company primarily supplies international producers of consumer goods. The transaction will be formally completed after the approval by the relevant competition authorities.

On January 1, 2006, MM Packaging acquired the remaining minority interest of 33 % in Ernst Schausberger & Co. Gesellschaft m.b.H. located in Gunskirchen, Austria, and is now the single owner of the company.

In order to ease pressure on quantities, the machine in the Nikopol mill has temporarily been phased out of the market, probably until the middle of 2006.

9. Outlook on the Financial Year 2006

This outlook refers to the Management's opinion on March 7, 2006, and does not contain any effects of possible acquisitions, divestments or other structural changes within the year 2006. All preceding and following statements to the future are subject to both known and unknown risks, as well as uncertainty factors, with the possibility that actual results may differ from statements made herein.

Given an unchanged competitive situation, demand on the European cartonboard and folding cartons markets has been developing quite firmly in the first few weeks of the year. Both MM Karton and MM Packaging have witnessed high utilization of capacities since the beginning of the year. However, this cannot yet be interpreted as an upswing in demand.

In the wake of the heavy burden that the huge rise in energy costs is having on the current financial situation at MM Karton, the increase in cartonboard prices announced last year is now being gradually passed on to the market. Indications of the degree and extent of the cost compensation will be presented with the report on the first quarter of 2006. It is positive to note that the intake of orders has held up well even during the implementation of the price increase for cartonboard. Beyond Europe, cartonboard prices appear to have stabilized.

Passing on cartonboard price increases to the end customer is of the highest priority for cartonboard processing. The emphasis continuously is placed on increases in productivity.

In line with the stable trend in demand for recovered paper, from the present point of view no significant price changes are anticipated until further notice. Costs of energy and crude oil driven input factors remain unchanged at a high level.

We are pursuing acquisition projects in both cartonboard production and processing. The regional focus will be on Europe and neighboring regions.

In view of uncertain overall economic developments, it is not possible to give an estimate of the results for 2006, at present.

Vienna, March 7, 2006

The Management Board

Wilhelm Hörmanseder m.p. | Andreas Blaschke m.p.

Herbert Noichl m.p. | Franz Rappold m.p.

Report of Independent Auditors

To the Management Board, the Supervisory Board and the Shareholders of Mayr-Melnhof Karton AG, Vienna, Austria.

We have audited the consolidated financial statements of Mayr-Melnhof Karton Aktiengesellschaft, Vienna, Austria, for the fiscal year from January 1, to December 31, 2005. The Company's management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and for the preparation of the management report for the group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing (ISAs). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the group is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business, the economic and legal environment of the group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements predominantly on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements and present fairly, in all material respects, the financial position of the Group as of December 31, 2005, and the results of its operations and its cash flows for the fiscal year from January 1, to December 31, 2005, in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. The management report for the Group is in accordance with the consolidated financiai statements.

Vienna, March 7, 2006

gmc-unitreu

Wirtschaftsprüfungs- und Steuerberatungs GmbH

Christian PAJER Christoph ZIMMEL

Austrian Chartered Accountants

Consolidated Income Statements

(all amounts in thousands of EUR except share and per share data)	Notes	**Year ended December 31, 2005**	Year ended December 31, 2004
Sales		1,455,210.3	1,422,212.7
Cost of sales		(1,115,455.2)	(1,079,484.0)
Gross margin		**339,755.1**	**342,728.7**
Other operating income	5	11,737.5	12,771.7
Selling and distribution expenses		(137,457.8)	(134,214.7)
Administrative expenses		(71,724.8)	(70,557.8)
Other operating expenses	6	(1,654.7)	(815.7)
Operating profit		**140,655.3**	**149,912.2**
Financial expenses		(6,138.8)	(6,506.0)
Financial income		7,102.3	6,916.4
Share of profit (loss) of associated companies		1,253.3	282.6
Other income (expenses) – net	7	2,493.7	(1,238.4)
Profit before tax		**145,365.8**	**149,366.8**
Income tax expense	8	(50,546.6)	(42,770.8)
Profit for the year		**94,819.2**	**106,596.0**
Attributable to:			
Shareholders of the Company		92,512.6	103,952.6
Minority interests		2,306.6	2,643.4
Profit for the year		**94,819.2**	**106,596.0**
Earnings per share for profit attributable to the shareholders of the Company during the year:			
Basic average number of shares outstanding		11,024,152	11,024,152
Basic earnings per share		**8.39**	**9.43**
Diluted average number of shares outstanding		11,024,152	11,024,152
Diluted earnings per share		**8.39**	**9.43**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(all amounts in thousands of EUR)	Notes	**December 31, 2005**	December 31, 2004
ASSETS			
Property, plant and equipment	9	531,137.0	534,256.5
Investment property	9	2,221.2	2,703.8
Intangible assets including goodwill	9	36,515.0	34,928.2
Investments in associated companies	10	187.9	263.3
Available-for-sale financial assets	10	75,094.0	74,552.8
Other financial assets	10	18,136.9	15,689.9
Other assets		0.0	1,023.1
Deferred income taxes	8	19,514.2	19,044.8
Non-current assets		**682,806.2**	**682,462.4**
Inventories	12	174,335.1	169,473.1
Trade receivables	13	177,154.6	155,902.4
Income tax receivables		14,532.3	10,284.1
Prepaid expenses and other current assets	14	34,535.8	33,734.0
Cash and cash equivalents		262,993.8	227,582.4
Current assets		**663,551.6**	**596,976.0**
TOTAL ASSETS		**1,346,357.8**	**1,279,438.4**
EQUITY AND LIABILITIES			
Share capital	15	87,240.0	87,240.0
Additional paid-in capital		169,213.4	169,213.4
Treasury shares	15	(53,100.8)	(53,100.8)
Retained earnings	15	546,252.9	496,734.5
Other reserves	15	7,848.1	3,665.2
Equity attributable to shareholders of the Company		**757,453.6**	**703,752.3**
Minority interests		12,230.5	12,228.2
Total equity		**769,684.1**	**715,980.5**
Interest bearing financial liabilities	16	96,695.5	94,914.5
Financial lease liabilities	16	2,032.5	4,474.6
Provisions for other non-current liabilities and charges	17	83,021.2	79,770.6
Deferred income taxes	8	45,969.9	44,350.5
Non-current liabilities		**227,719.1**	**223,510.2**
Interest bearing financial liabilities	16	80,537.5	73,454.9
Financial lease liabilities	16	7,031.7	7,540.9
Liabilities and provisions for income tax	18	26,012.9	15,207.3
Trade liabilities	19	123,641.1	113,258.7
Deferred income and other current liabilities	20	39,887.4	50,223.9
Provisions for other current liabilities and charges	21	71,844.0	80,262.0
Current liabilities		**348,954.6**	**339,947.7**
Total liabilities		**576,673.7**	**563,457.9**
TOTAL EQUITY AND LIABILITIES		**1,346,357.8**	**1,279,438.4**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(all amounts in thousands of EUR)	Notes	Equity attributable to shareholders Share capital	Additional paid-in capital	Treasury shares	Retained earnings
Balance at January 1, 2004		**87,240.0**	**169,213.4**	**(53,100.8)**	**417,035.0**
Profit for the year					103,952.6
Profit (loss) directly recognized in equity, net of tax:					
Net profit (loss) from valuation of available-for-sale financial assets					
Foreign currency translation differences					
Net profit (loss) from derivative financial instruments					
Total profit (loss) directly recognized in equity		**0.0**	**0.0**	**0.0**	**0.0**
Total profit for the year		**0.0**	**0.0**	**0.0**	**103,952.6**
Dividends paid					(24,253.1)
Acquisitions and disposals of businesses					
Balance at December 31, 2004		**87,240.0**	**169,213.4**	**(53,100.8)**	**496,734.5**
Profit for the year					92,512.6
Profit (loss) directly recognized in equity, net of tax:					
Net profit (loss) from valuation of available-for-sale financial assets	15				
Foreign currency translation differences	15				
Net profit (loss) from derivative financial instruments	15				
Total profit (loss) directly recognized in equity		**0.0**	**0.0**	**0.0**	**0.0**
Total profit for the year		**0.0**	**0.0**	**0.0**	**92,512.6**
Dividends paid	15				(42,994.2)
Acquisitions and disposals of businesses					
Balance at December 31, 2005		**87,240.0**	**169,213.4**	**(53,100.8)**	**546,252.9**

The accompanying notes are an integral part of these consolidated financial statements.

of the Company						
Profit (loss) directly recognized in equity						
Valuation of available-for-sale financial assets	Derivative financial instruments	Foreign currency translation	**Other reserves**	**Total**	Minority interests	**Total equity**
1,687.9	**(184.9)**	**1,110.7**	**2,613.7**	**623,001.3**	**13,643.9**	**636,645.2**
			0.0	103,952.6	2,643.4	106,596.0
40.9			40.9	40.9	4.8	45.7
		964.3	964.3	964.3	(30.8)	933.5
	46.3		46.3	46.3		46.3
40.9	**46.3**	**964.3**	**1,051.5**	**1,051.5**	**(26.0)**	1,025.5
0.0	**0.0**	**0.0**	**1,051.5**	**105,004.1**	**2,617.4**	**107,621.5**
			0.0	(24,253.1)	(1,273.1)	(25,526.2)
			0.0	0.0	(2,760.0)	(2,760.0)
1,728.8	**(138.6)**	**2,075.0**	**3,665.2**	**703,752.3**	**12,228.2**	**715,980.5**
			0.0	92,512.6	2,306.6	94,819.2
(426.2)			(426.2)	(426.2)	(0.4)	(426.6)
		4,533.4	4,533.4	4,533.4	82.2	4,615.6
	75.7		75.7	75.7		75.7
(426.2)	**75.7**	**4,533.4**	**4,182.9**	**4,182.9**	**81.8**	**4,264.7**
0.0	**0.0**	**0.0**	**4,182.9**	**96,695.5**	**2,388.4**	**99,083.9**
			0.0	(42,994.2)	(2,403.4)	(45,397.6)
			0.0	0.0	17.3	17.3
1,302.6	**(62.9)**	**6,608.4**	**7,848.1**	**757,453.6**	**12,230.5**	**769,684.1**

Consolidated Cash Flow Statements

(all amounts in thousands of EUR)	Notes	**2005**	2004
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit for the year		94,819.2	106,596.0
Adjustments to reconcile profit for the year to net cash provided by operating activities:			
Income tax expense	8	50,546.6	42,770.8
Depreciation and amortization of property, plant and equipment, and intangible assets	9	86,909.9	94,137.9
Gains (losses) from disposals of property, plant and equipment, and intangible assets	5	(2,039.1)	(1,205.1)
Gains (losses) from disposals of available-for-sale and other financial assets		(115.9)	(51.4)
Interest income		(6,986.4)	(6,834.6)
Interest expense		6,138.8	6,475.6
Share of profit (loss) of associated companies		(1,253.3)	(282.6)
Other		1,348.3	(1,747.2)
Changes in working capital:			
Inventories		(2,863.6)	(1,848.8)
Trade receivables		(19,912.2)	3,558.3
Prepaid expenses and other current assets		2,033.4	(3,967.3)
Trade liabilities		9,326.7	14,083.5
Deferred income and other short-term liabilities		(8,113.7)	1,920.1
Provisions for other short-term liabilities and charges		(8,632.8)	9,001.9
Changes in working capital		**(28,162.2)**	**22,747.7**
Cash flow provided by operating activities excluding interest and taxes paid		**201,205.9**	**262,607.1**
Income taxes paid		(42,800.3)	(57,147.1)
Net cash provided by operating activities		**158,405.6**	**205,460.0**
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from disposals of property, plant and equipment, and intangible assets		4,480.2	2,127.9
Purchases of property, plant and equipment, and intangible assets		(89,444.0)	(99,948.9)
Acquisitions of companies or businesses, net of cash and cash equivalents of acquired companies	4	(5,232.3)	(36,618.8)
Proceeds from disposals of available-for-sale and other financial assets		3,020.2	2,777.3
Purchases of available-for-sale and other financial assets		(2,218.5)	(2,429.0)
Dividends received		357.3	349.7
Interest received		6,269.6	6,479.6
Net cash used in investing activities		**(82,767.5)**	**(127,262.2)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Interest paid		(5,970.8)	(6,390.4)
Issuances of interest bearing financial liabilities		31,713.7	51,165.0
Repayments of interest bearing financial liabilities		(20,927.1)	(37,196.0)
Dividends paid to the shareholders of the Company	15	(42,994.2)	(24,253.1)
Dividends paid to minority interests		(2,403.4)	(1,273.1)
Net cash used in financing activities		**(40,581.8)**	**(17,947.6)**
Effect of exchange rate changes on cash and cash equivalents		355.1	(43.7)
Net increase in cash and cash equivalents		**35,411.4**	**60,206.5**
Cash and cash equivalents at the beginning of the year		**227,582.4**	**167,375.9**
Cash and cash equivalents at the end of the year		**262,993.8**	**227,582.4**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

a) General Explanations

The Mayr-Melnhof Group
Mayr-Melnhof Karton AG and its subsidiaries ("the Group") are primarily engaged in manufacturing and selling cartonboard and folding cartons within Europe. The Group is divided into two operating segments (see Note 24): Mayr-Melnhof Cartonboard ("MM Karton") and Mayr-Melnhof Packaging ("MM Packaging"). MM Karton manufactures and markets numerous grades of cartonboard, concentrating on cartonboard produced predominantly from recovered paper. MM Packaging converts cartonboard into industrial printed folding cartons mainly for food (e.g. cereals, dried foods, sugar, confectionary and baked products), other consumer goods (e.g. cosmetics and toiletries, detergents, household articles and toys) and into cigarette packaging as well as high-grade confectionary packaging.

The parent company of the Group is Mayr-Melnhof Karton AG, located at Brahmsplatz 6, 1041 Vienna, Austria.

Basic Accounting Principles
The consolidated financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries for the financial year 2005 have been prepared in accordance with International Financial Reporting Standards ("IFRS" and "IAS", respectively) as adopted by the International Accounting Standards Board ("IASB") and the respective interpretations as adopted by the Standing Interpretations Committee ("SIC") and by the International Financial Reporting Interpretations Committee ("IFRIC"). The effects of the transition in accounting from generally accepted accounting principles in the United States of America ("US GAAP") to IFRS are illustrated in Note 26.

There are no further liabilities or claims with regards to third parties other than those which have been recorded in the consolidated financial statements and notes thereto.

The preparation of consolidated financial statements and the notes thereto in accordance with generally accepted accounting and recognition standards of IFRS is performed by making estimates and assumptions for certain items, which affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from those estimates.

All amounts herein, except share data and per share amounts, are specified in thousands of Euro unless otherwise stated.

b) Consolidation Principles and Consolidation Methods

The consolidated financial statements and notes thereto include the accounts of Mayr-Melnhof Karton AG ("the Company") and all wholly- and majority-owned subsidiaries, except where control is temporary or does not reside within the Group. Minority interest represents minority shareholders' proportionate share of the equity and profit in several majority-owned subsidiaries of the Company. Investments in companies in which Mayr-Melnhof Karton AG has the ability to exercise significant influence over its operating and financial policies generally when the Group holds at least 20 % but not more than a 50 % voting interest, are accounted for under the equity method. Investments in companies in which less than a significant influence is maintained, are accounted for at cost or fair value as appropriate. All effects of intercompany transactions have been eliminated.

According to IFRS 3 "Business Combinations" all acquisitions of companies and businesses shall be accounted for using the purchase method. Thereby, the cost of the acquired interest is offset against the acquirer's interest in equity at the acquisition date. Any difference between the cost of acquisition and the acquirer's interest in equity shall be allocated to the respective identifyable assets and liabilities of the acquired company or business irrespective of the percentage of the interest acquired. Accordingly, the interest of the remaining shareholders shall be recognized at fair value of their interest in equity. A remaining excess of the purchase price over the fair value of the equity interest acquired shall be capitalized as goodwill. Negative goodwill shall be recognized immediately in the income statement.

Regarding the financial accounting and reporting for business combinations in accordance with IFRS 1 "First-time Adoption of International Financial Reporting Standards (IFRS 1)", the option to retain the initially and thereafter applied accounting and valuation principles for business combinations made before the IFRS transition date (January 1, 2004) has been exercised.

c) Accounting and Recognition Principles

During preparation of the consolidated financial statements and notes, relevant amendments of existing IAS in the course of the "Improvement Project", newly enacted IFRS as well as IFRIC interpretations, as adopted by the European Union ("EU"), have been taken into consideration.

Already accepted and ratified amendments by the EU to existing or newly issued standards and interpretations, which have been released up to and including December 31, 2005, but have not come into effect so far, have not been applied earlier voluntarily. In this context, IFRS 6 "Exploration for and Evaluation of Mineral Ressources", IFRIC 4 "Determining whether an Arrangement Contains a Lease", IFRIC 5 "Rights to Interests Arising from Deccommissioning, Restoration and Environmental Rehabilitation Funds", amendments to IAS 19 "Employee Benefits" - Actuarial Gains and Losses, Group Plans and Disclosures, and amendments to IAS 39 "Financial Instruments: Recognition and Measurement - Cash Flow Hedge Accounting" can be mentioned.

From these amendments as well as from superseded and/or revised standards no significant impact on the Group's financial statements and financial position is expected.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries, where the functional currency is other than the Euro, are translated into Euro using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the year. Differences arising from the translation of assets and liabilities in comparison with the previous periods are included as a separate part of shareholders' equity. Transaction profit and loss resulting from foreign currency translations are included in the results from operations as incurred.

The assets and liabilities of one foreign subsidiary operating in a highly inflationary economy have been remeasured according to IAS 29 "Financial Reporting in Hyperinflationary Economies" into Euro on the basis of period-end rates for monetary balance sheet items and at historical rates for non-monetary items, resulting in translation profit and loss being recognized in the results from operations. Furthermore, depreciation as well as profit and loss from disposal of non-monetary assets is determined at historical rates.

The exchange rates of the relevant currencies of non-Euro participating countries used in preparation of the consolidated financial statements and notes thereto were as follows:

Currency:		**Exchange rate at December 31, 2005 1 EUR =**	Exchange rate at December 31, 2004 1 EUR =	**Annual average exchange rate 2005 1 EUR =**	Annual average exchange rate 2004 1 EUR =
Bulgaria	BGN	1.96	1.96	1.96	1.95
Czech Republic	CZK	29.00	30.46	29.84	31.92
Denmark	DKK	7.46	7.44	7.45	7.44
Great Britain	GBP	0.69	0.71	0.68	0.68
Hungary	HUF	252.87	245.97	248.34	251.42
Poland	PLN	3.86	4.08	4.02	4.52
Romania [1]	RON	3.68	3.85	3.65	3.77
Russia	RUB	33.92	37.81	35.25	35.80
Slovenia	SIT	239.50	239.76	239.58	239.02
Switzerland	CHF	1.56	1.54	1.55	1.54
Turkey [1]	TYR	1.59	1.83	1.67	1.71
Ukraine	UAH	5.97	7.22	6.38	6.60

[1] Exchange rates for Turkish new Lira and Romanian Lei beginning from January 1, 2005, onwards.

Regarding the treatment of accumulated differences resulting from the foreign currency translation of financial statements of foreign subsidiaries, the option to reset the figures accounted for in other reserves to zero as of the IFRS transition date (January 1, 2004) by netting this position with retained earnings has been exercised. Overall, consolidated total equity remains unchanged.

Revenue Recognition

The Group recognizes revenue when convincing evidence of an arrangement exists, products are shipped to customers, the price of the transaction is fixed and determinable, and payment is reasonably assured. Revenues are recorded net of discounts, such as sales incentives, customer bonuses, and rebates granted. Provisions for estimated costs related to product warranty and returns are made at the time the related sale is recorded. Shipping and handling costs are recorded as selling expenses.

Earnings Per Share

Earnings per share is calculated in accordance with IAS 33 "Earnings per Share." The standard requires the calculation of two key figures, basic and diluted earnings per share. Basic earnings per share is calculated by dividing profit or loss attributable to the shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. Neither as of December 31, 2005, nor as of December 31, 2004, there are any exercisable or outstanding options.

Research and Development Costs

Research costs are recognized as expense as incurred. Development costs are capitalized only after the following criteria can be verified and are met cumulatively: It has to be possible among other criteria to use or sell internally generated intangible assets and additionally, future economic benefits for the Group have to be achieved. Neither as of December 31, 2005, nor as of December 31, 2004, development costs have been capitalized.

Intangible Assets including Goodwill

Acquired intangible assets, which are determined to have a definite useful life including licenses, patents, concessions, trademarks, and assets regarding customer relationship are capitalized at cost and amortized on a straight-line basis over their estimated useful lives ranging from 5 to 10 years. Acquired intangible assets, which are determined to have an indefinite useful life are not amortized but tested for impairment on an annual basis.

According to IFRS 3 "Business Combinations", goodwill is no longer amortized, but tested for impairment on an annual basis. IFRS 3 has to be applied for business combinations consumated on or after March 31, 2004, whereas earlier application is encouraged, if goodwill was previously accounted for in accordance with IFRS 3 and IAS 36 "Impairment of Assets". Due to the fact, that this accounting method in accordance with US GAAP has been applied in prior periods, the goodwill resulting from acquisitions of companies or businesses after July 1, 2001, was not amortized on a straight-line basis but tested for impairment. The recoverability evaluation of goodwill is performed at least annually or when it is evident that an impairment exists. Such impairment test is conducted on the operating segment level. In this context, the fair value of the operating segment is compared to its carrying amounts including goodwill. The fair value of the operating segment is determined by assessing the present value of the estimated future cash flows. If the fair value of the operating segment is less than its carrying amount, the difference is recognized as an impairment loss.

Property, Plant and Equipment

Property, plant and equipment are recognized at cost less accumulated depreciation. Therefore, depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Buildings	10-50 years
Technical equipment and machines	8-15 years
Other equipment, fixtures and fittings	4-10 years

It is the policy of the Group to capitalize renewal investments and leasehold improvements. Generally, costs resulting in a prolongation of utilization or in an increase in future utilization of assets are capitalized. Current cost of maintenance and repairs is recognized as expense as incurred.

The option of IFRS 1, to measure certain items of property, plant and equipment at fair value as deemed cost, has not been exercised by the Group.

The cost of internally generated assets include the respective direct costs as well as directly attributable material and manufacturing overhead costs including depreciation.

Investment Property

The Group holds investment property, which is disclosed and reported separately and recognized at depreciated cost. Investment property concerns land and buildings mainly held to achieve rental income. Additionally, this property is not used in the production or for administration or selling purposes.

Leases

The Group is exclusively lessee in lease transactions. As far as the Group substantially bears all the risks and rewards incidental to the ownership of the asset, thereby being considered as beneficial owner ("Financial lease"), the asset is recognized under non-current assets at the present value of the non-cancellable minimum lease payments, recording a corresponding lease obligation as liability. For all remaining lease transactions ("Operating lease"), the lease-related payments are recognized as expense as incurred.

Impairment of Non-current-Assets

A recoverability evaluation of non-current assets is performed as soon as events that have occurred and circumstances that have changed, indicate that the carrying amount of an asset or a group of assets exceeds its recoverable amount. In such a case, the carrying amount is compared with the higher of its sales revenue or its present value of estimated future cash flows. In case that the reasons for an impairment no longer exist, a revaluation has to be conducted. Goodwill and intangible assets with indefinite useful lives are not amortized but annually tested for impairment in accordance with IAS 36.

Investments in Associated Companies

Material investments, in which the Company has a significant influence, have to be accounted for using the equity method. In general, the accounting principles as stated in this section are also applied for investments in associated companies.

Marketable Securities

Marketable securities have been classified as "available-for-sale" and are carried at fair value. The corresponding unrealized profit and loss, if it does not represent a permanent loss, is directly recognized in equity, net of deferred income taxes.

Other Financial Assets

Other financial assets comprise investments in non-consolidated subsidiaries, other investments, loans to third parties and other financial investments. Investments in non-consolidated subsidiaries and other investments are in fact held as available-for-sale, but in general these investments are recognized at cost, as no active market exists for these investments and the respective fair values can not be reliably measured within an economically justifiable period of time. In case of an indicated lower fair value, this value is recorded. Loans to third parties are measured at cost less accumulated depreciation, whereas non-interest and low-interest-bearing loans are recognized at present value. All remaining other investments are impaired in case of a permanent reduction in value. In case that the reasons for impairment no longer exist, a revaluation has to be conducted.

Deferred Taxes

Deferred tax assets and liabilities are accounted for in accordance with IAS 12 "Income Taxes" for all temporary differences between the tax bases of existing assets and liabilities and their value in the financial statements. In this context, those enacted statutory tax rates have to be applied, which are applicable in future periods in which these differences will be reversed. Permanent differences are not included in the calculation of deferred taxes. Furthermore, deferred tax assets are recorded for those tax loss carryforwards which can be utilized. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income tax expense in the period of a tax rate change. If realization of deferred tax assets becomes improbable, a valuation allowance will be recorded.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on an average basis. In order to determine purchase and/or manufacturing costs of raw materials and goods for resale a weighted average price method is applied. Work in progress and finished goods inventories include material, labor, and manufacturing overhead costs. Allowances for slow moving and obsolete inventories are recognized based on the passage of time and sales activity.

Receivables and Other Assets

Receivables and other assets are accounted for at par value less bonuses, discounts and allowances.

Emission Rights

In the course of the implementation of the Kyoto Protocol, the Directive 2003/87/EC came into force within the European Union as from January 1, 2005, onwards. Based on this directive, the Group is obliged to redeem specified emission rights for incurred carbon dioxide emissions during cartonboard production. These emission rights have been allocated to the Group's respective production sites for a three years period beginning January 1, 2005, until December 31, 2007, free of charge.

As IFRIC 3 "Emission Rights" has been withdrawn by the IASB, definite regulations concerning the accounting treatment of emission rights are missing, therefore these emission rights are recognized in accordance with IAS 38 "Intangible Assets" as intangible assets in "Prepaid expenses and other current assets", measured at cost amounting to zero as the rights have been allocated free of charge. If effective carbon dioxide emissions exceed the number of existing emission rights during the reporting period at the balance sheet date, a provision for these missing emission rights in the amount of their market value has to be accounted for. As of December 31, 2005, the Group has sufficient emission rights available.

Accordingly, only expenses from the utilization of acquired emission rights and income from the sale of redundant emission rights are recorded in the income statement.

Cash and Cash Equivalents

Means of payment include cash and cash equivalents, cheques, and deposits at financial institutions. Means of payment denominated in foreign currencies are translated into Euro using the exchange rate in effect at the balance sheet date.

Concentration of Financial Risk

Financial instruments, which could potentially subject the Group to financial risk, are primarily cash equivalents, securities, and trade accounts receivable. It is Group practice to place its cash and cash equivalents and investments in high quality securities. The Group's trade account receivables are generated from a broad and diversified group of customers. The monitoring of financial risk arising from customer bad debt is performed by ongoing credit rating assessments. Additionally, the Group concludes credit insurance contracts in order to cover certain potentially uncollectible receivables. Furthermore, the Group makes allowances for losses based upon the expected collectible amount of all trade accounts receivable.

Derivative Financial Instruments

Derivate financial instruments are recognized in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". According to IAS 39, all derivative financial instruments are recognized at market value as assets or liabilities. Profit and loss resulting from changes in the fair value of derivative instruments is either recognized in profit or loss in the income statement or in profit or loss directly recognized in equity, depending on the intended use of the derivate and the compliance with certain requirements. In case of a Fair Value Hedge, the change in fair value is recognized in profit or loss as incurred by compensating the effect on profit or loss with a corresponding measurement of the underlying transaction. In case of a Cash Flow Hedge, the effective portion of the change in fair value is recognized directly in equity. Inefficiencies, classified as a non-complete hedge of the underlying instrument by the derivative instrument, are of insignificant importance for derivative instruments classified as Fair Value or Cash Flow Hedge.

Profit or Loss Directly Recognized in Equity

In this position, certain changes not affecting profit or loss are recognized: Differences arising from foreign currency translation after January 1, 2004, unrealized profit and loss from fair value changes of marketable securities, changes in the fair value of derivative financial instruments designated and effective as Cash Flow Hedge transactions, including the respective deferred income taxes are directly recognized in equity.

Other Non-current Provisions

Defined benefit pension obligations and other benefits related to severance obligations are valued in accordance with IAS 19 using the projected unit credit method. The present value of defined benefit obligations is calculated based on the years of service, the anticipated development of the employee's compensation as well as contractual and statutory enacted pension revaluation requirements. Actuarial gains and losses are recognized in accordance with IAS 19 using the corridor approach. Surpluses from pension funds are recorded in other non-current assets. In accordance with IFRS 1, the fresh start method has been applied and all actuarial gains and losses accumulated until the IFRS transition date (January 1, 2004) have been accounted for in consolidated total equity not affecting profit.

Provisions for anniversary bonuses are accrued for non-current obligations against employees related to the number of years of their service based on collective or plant bargaining agreements.

Provisions for pre-retirement programs are accrued upon conclusion of individual contractual agreements as well as for probable pre-retirement agreements in the future, if employees have the right to participate in pre-retirement programs based on plant bargaining agreements or collective agreements.

Other Provisions

Other provisions are accounted for in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and IAS 19 "Employee Benefits", respectively. Provisions are recognized when the Group has a present legal or factual obligation as a result of a past event, the settlement of which is expected to result in an outflow of resources embodying economic benefits. If material, non-current provisions are discounted using the present value method.

For the calculation of other provisions, particularly for warranty costs and losses from uncompleted contracts, the Group accounts for all cost components which are used for the calculation of inventories.

Provisions for restructuring costs are recognized when a detailed formal plan for the restructuring process has been approved and the management has either started its implementation it or its public announcement.

Liabilities

Non-current liabilities including financial liabilities are measured at amortized cost unless they are designated as the underlying item in a Fair Value Hedge. Current liabilities are stated at cost, which is the consideration to be paid. Financial lease liabilities are recognized at their present value.

(2) Key Assumptions Entailing a Considerable Risk of a Change in Value

The consolidated financial statements and notes thereto include the following material items for which the determination of their carrying amounts is highly dependend on the underlying assumptions:

Provisions for Pensions and Severance Payments

The actuarial calculation of pension and severance obligations is based on assumptions about discount rates used, expected return on plan assets, future changes in salaries and probable life expectancies. Actual outcomes can be different from these assumptions due to changes in the economic environment and market conditions.

Impairment of Long-Lived Assets

Goodwill and other intangible assets are reviewed for impairment annually. In the course of these impairment reviews the evaluation of long-lived assets is also based on budget assessments of market or company specific discount rates, expected annual growth rates and currency exchange rates. The assumptions involved in these calculations may cause an impairment loss in future periods.

Provisions for Litigations

The outcome of litigations in progress can not be anticipated with certainty. The Group recognizes adequate provisions if reasonable assessments can be made. The actual outcomes of litigations may differ from these assessments.

Provisions for Restructuring Costs

The calculation of provisions for restructuring costs is based on assumptions about termination of contracts, staff redundancies or pension payments. The actual amounts to be considered may deviate from these assumptions.

Realization of Deferred Tax Assets

Deferred taxes are calculated by applying enacted statutory tax rates applicable for future years on temporary differences as well as by evaluating the capacity of future taxable income. Potential tax rate changes or future taxable income which differs from the assumptions may result in the fact that the realization of deferred tax assets becomes improbable and consequently a valuation allowance of the respective assets has to be recorded.

Useful Life of Long-Lived Assets

Property, plant and equipment, and acquired intangible assets are stated at cost and are amortized on a straight-line basis over their estimated useful lives. The estimation of the useful lives is based on assumptions about wear and tear, ageing, technical standards, contract periods and changes in demand. Changes in these factors may cause a reduction of the useful life of the asset. This would result in depreciation or amortization of the remaining carrying amount over the remaining shorter useful life and a higher annual depreciation and amortization expense.

(3) Financial Risk Management

The Group is subject to various financial risks arising from its operating activities and the structure of its financing. These financial risks are primarily comprised of the credit risk, liquidity risk, currency risk, and the risk of interest rate changes. These risks are mitigated using a centralized risk management which is applied throughout the Group.

Besides the identification, analysis and evaluation of the financial risks, and the decisions concerning the application of financial instruments in order to manage these risks are taken by the Group's headquarters. The financial instruments are classified into primary and derivative financial instruments. The primary financial instruments are comprised of cash and cash equivalents, securities, receivables, current and non-current interest bearing financial liabilities, other liabilities and provisions for other liabilities and charges.

Credit Risk

The credit risk represents the risk arising from a non-fulfilment of contractual obligations by business partners which may result in losses. The immanent risk of default of business partners resulting from the underlying transaction is widely hedged by credit risk insurance as well as by bank guarantees and letter of credits, if applicable. The criteria to be applied for credit ratings are defined based on contractual agreements with credit insurance institutions as well as stipulated by internal guidelines.

The credit and default risks are continuously monitored, incidental and identifiable risks are provided for by recording appropriate allowances or provisions. For the assessment of the overall risk, existing insurance coverage, possible guarantees, and letter of credits are taken into consideration. As a result of the broad and diversified customerbase, a concentrated risk of default does not exist.

Liquidity Risk

The liquidity risk is referred to as the risk to raise the required means of payment at any time in order to settle the amounts payable in due course. Based on a well timed liquidity management, sufficient cash and cash equivalents as well as current credit lines are available to the Group's subsidiaries. Consequently, liquidity risk is categorized as low.

Currency Risk

The currency risk represents the risk arising from changes in the value of financial instruments due to fluctuations in exchange rates. This risk especially exists, if business transactions are denominated and settled in currencies other than the Euro. The Group uses foreign exchange forward and foreign exchange option contracts in order to reduce its currency risks.

As of the balance sheet date, the interest-bearing financial liabilities are predominantly denominated in Euro. Therefore, no significant currency risk concerning these liabilities exists.

Interest Rate Risk

The interest rate risk is referred to as the risk arising from changes in the value of financial instruments due to fluctuations of market interest rates. It comprises the interest rate related price risk for fixed interest bearing financial instruments and the settlement risk of variable interest bearing financial instruments. The Group is predominately financed by variable interest bearing financial liabilities. Interest rate risk is categorized as low.

Derivative Financial Instruments

The Group mainly applies derivative financial instruments to mitigate the risks from exchange rate and interest rate changes. In this context, the Group uses foreign exchange forward and foreign exchange option contracts in order to mitigate the effects of current exchange rate fluctuations and interest rate swap agreements in order to mitigate the market interest rate risk. All counterparties in these transactions are reputable financial institutions with whom the Group conducts business on a regular basis. Accordingly, the Group considers the corresponding risk of default and related losses as being remote.

Fair Values

In the consolidated balance sheet, the amounts recorded for trade and other receivables, current liabilities as well as cash and cash equivalents approximate substantially their fair values due to the short-term nature of these items. The amounts recorded for interest-bearing financial liabilities basically correspond to their present values.

(4) Significant Changes in the Consolidated Companies

a) Formations and Closures in 2005

Formations

In June 2005, the division MM Packaging formed the company Mayr-Melnhof Gravure GmbH located in Trier, Germany.

Closures

In Germany, production has been shut down on the smallest German site, MM Packaging Behrens GmbH & Co KG Berlin, as scheduled by the middle of the year.

In France, the production of MM Packaging France S.A.S. at the production site Seignelay has been closed in the second half of the year and the production has been relocated to the neighboring site at Moneteau.

In December 2005, the division MM Packaging announced the closure of MM Packaging Hungária Kft. located in Budaörs, Hungary. The closure costs will be compensated in total by the expected proceeds from sale of the company's real estate. The closure will be completed in the first half of 2006.

b) Acquisitions, Dispositions, Liquidations and Formations in 2004

Acquisitions

In January 2004, the division MM Packaging acquired an additional 25 % interest in the German folding carton producer C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH and the subsidiary VTV Verpackungstechnische Verfahren GmbH from PAPIERSCHMIDT Beteiligungsgesellschaft mbH for thous. EUR 6,900.4, increasing its existing interest from 50 % to 75 %. In this respect, a goodwill has been recorded amounting to thous. EUR 1,027.3. The division MM Packaging has an irrevocable call option for the remaining minority interest of 25 %. The earliest exercise date of this option is January 1, 2007. A condensed balance sheet according to IFRS as of January 1, 2004, includes the following:

Condensed balance sheet information

(in thousands of EUR)	January 1, 2004
Property, plant and equipment	9,371.6
Intangible assets including goodwill	1,063.0
Other financial assets	73.9
Other current assets	7,304.8
Total assets	**17,813.3**
Equity attributable to equity holders of the Company	6,900.4
Minority interest	4,610.0
Non-current liabilities	612.3
Deferred income taxes	861.1
Current liabilities	4,829.5
Total equity and liabilities	**17,813.3**

By the end of May 2004, the division MM Packaging acquired the folding carton plant of Alcan Packaging Alzira S.A.U., located near Valencia, Spain, through an asset deal for thous. EUR 13,676.1. From June 1, 2004, onwards, the results of operations have been included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to IFRS as of June 1, 2004, includes the following:

Condensed balance sheet information

(in thousands of EUR)	June 1, 2004
Property, plant and equipment	9,353.6
Other current assets	11,329.5
Total assets	**20,683.1**
Equity attributable to equity holders of the Company	13,676.1
Current liabilities	7,007.0
Total equity and liabilities	**20,683.1**

At the beginning of July 2004, the division MM Packaging acquired the folding carton business of Poligram Sp.j., located near Warsaw, Poland, through an asset deal for thous. EUR 9,685.8 and has recorded a goodwill amounting to thous. EUR 4,151.9. From July 1, 2004, onwards, the results of operations have been included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to IFRS as of July 1, 2004, includes the following:

Condensed balance sheet information

(in thousands of EUR)	July 1, 2004
Property, plant and equipment	5,499.0
Intangible assets including goodwill	4,173.8
Deferred income taxes	898.1
Other current assets	2,537.2
Total assets	**13,108.1**
Equity attributable to equity holders of the Company	9,685.8
Interest bearing financial liabilities	1,298.0
Financial lease obligations	532.7
Other non-current liabilities	23.6
Current liabilities	1,568.0
Total equity and liabilities	**13,108.1**

In August 2004, the division MM Packaging acquired the folding carton business of the competitor S.C. Rodata S.A., located in Bucharest, Romania, through an asset deal for thous. EUR 1,723.3 and has consequently recorded an intangible asset concerning customer relationships. From August 6, 2004, on, the results of operations have been included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to IFRS as of August 6, 2004, includes the following:

Condensed balance sheet information

(in thousands of EUR)	August 6, 2004
Property, plant and equipment	622.0
Intangible assets	380.7
Current assets	815.8
Total assets	**1,818.5**
Equity attributable to equity holders of the Company	1,723.3
Deferred income taxes	95.2
Total equity and liabilities	**1,818.5**

By the end of September 2004, the division MM Karton became the majority shareholder of Parek Papierverwertungs Gesellschaft m.b.H, located in Kapfenberg, Austria. The division MM Karton now holds an interest of 51.45 %, after Joh. Spiehs & Co. GmbH split off its operations located in Graz and transferred the respective assets to Parek Papierverwertungs Gesellschaft m.b.H. The company collects, sorts, and sells recovered paper primarily in Austria. The results of operations have been included in the Group's and divisional consolidated statements of income since October 1, 2004, when the asset transfer to Parek Papierverwertungs Gesellschaft m.b.H was completed. In this context, a minority interest of thous. EUR 564.9 has been recorded.

At the beginning of October 2004, the division MM Packaging acquired a 100 % interest in the folding carton producer ZAO Polygraph Center and its subsidiary OOO Multiprint in St. Petersburg, Russian Federation, for thous. EUR 4,620.4. In this context, a goodwill in the amount of thous. EUR 1,018.3 has been recorded. From October 1, 2004, onwards, the results of operations have been included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to IFRS as of October 1, 2004, includes the following:

Condensed balance sheet information

(in thousands of EUR)	October 1, 2004
Property, plant and equipment	4,226.8
Intangible assets including goodwill	973.3
Current assets	340.8
Total assets	**5,540.9**
Equity attributable to equity holders of the Company	4,620.4
Non-current liabilities	6.4
Deferred income taxes	625.1
Current liabilities	289.0
Total equity and liabilities	**5,540.9**

On January 26, 2005, the division MM Packaging signed the final agreement effective as of November 30, 2004, concerning the acquisition in April and June 2002, of a 100 % interest in MM Graphia Bielefeld Verwaltungs GmbH (formerly Graphia Gundlach Verwaltungsgesellschaft mbH) and an 88.09 % interest in MM Graphia Bielefeld GmbH & Co. KG (formerly Graphia Hans Gundlach GmbH & Co. Kommanditgesellschaft). Based on this agreement, the purchase price was reduced by thous. EUR 5,810.5 to the final amount of thous. EUR 33,941.0 (2002: preliminary amount thous. EUR 39,751.5). At the same time, the division exercised its option to acquire the remaining minority interest of 11.91 % in MM Graphia Bielefeld GmbH & Co. KG against payment of a purchase price and by assuming bank debt and other liabilities in the total amount of thous. EUR 2,240.0. The preliminary goodwill recorded in 2002 was reduced in the course of these transactions by thous. EUR 6,312.3 to the final amount of thous. EUR 14,129.8.

Dispositions and Liquidations

By the end of November 2004, the division MM Packaging disposed of its 100 % interest in Schausberger, obaly a tisk, s.r.o., previously operating as a packaging distribution company in the Czech market. By the end of November 2004, the division MM Packaging completed the liquidation process of Graphia Gundlach Verlags- und Handelsgesellschaft mit beschränkter Haftung.

Formations

In July 2004, the division MM Packaging formed the company MM-Graphia Trading GmbH, located in Vienna, Austria, for future trading activities.

(5) Other Operating Income

(in thousands of EUR)	Year ended December 31, 2005	Year ended December 31, 2004
Gains and losses from disposal of property, plant and equipment, and intangible assets	2,039.1	1,205.1
Insurance claims	4,083.5	8,753.1
Rental income	1,505.0	1,630.9
Other income - net	4,109.9	1,182.6
Other operating income	**11,737.5**	**12,771.7**

In April 2004, the cartonboard mill Mayr-Melnhof Eerbeek B.V. was damaged by a fire. The insurance compensation amounted to thous. EUR 49,850.0 and covers all costs related to the damages. Thereof, an amount of thous. EUR 8,560.6 is included in the item " Insurance claims". The remaining amount of thous. EUR 41,289.4 was allocated to the corresponding sections of cost of sales, selling and administrative expenses and included in "Other income - net". In the course of the subsequent restructuring of the Eerbeek site, the Group recorded an impairment charge in the amount of thous. EUR 2,754.6, which is included in "Other income - net".

(6) Other Operating Expenses

(in thousands of EUR)	Year ended December 31, 2005	Year ended December 31, 2004
Depreciation and amortization	(425.8)	(400.3)
Taxes other than income taxes	(259.5)	(92.2)
Other expenses	(969.4)	(323.2)
Other operating expenses	**(1,654.7)**	**(815.7)**

(7) Other Income (Expenses) - net

(in thousands of EUR)	Year ended December 31, 2005	Year ended December 31, 2004
Foreign currency exchange rate gains (losses) - net	2,523.7	(1,199.5)
Other financial income – net	(30.0)	(38.9)
Other income (expenses) - net	**2,493.7**	**(1,238.4)**

(8) Income Taxes

The components of profit before tax by tax jurisdictions are as follows:

(in thousands of EUR)	Year ended December 31, 2005	Year ended December 31, 2004
Profit before tax:		
Austria	28,063.3	43,378.9
Other countries	117,302.5	105,987.9
Profit before tax	**145,365.8**	**149,366.8**

Income tax expense consists of the following:

(in thousands of EUR)	Austria	Other countries	Total
Financial year 2005:			
Current for the period	5,904.2	40,723.7	46,627.9
Current for prior periods	255.1	2,326.4	2,581.5
Deferred benefits excluding loss carryforwards	1,357.8	796.7	2,154.5
Deferred benefits of operating loss carryforwards	0.0	(660.7)	(660.7)
Deferred benefits due to tax rate changes	0.0	(156.6)	(156.6)
Income tax expense	**7,517.1**	**43,029.5**	**50,546.6**
Financial year 2004:			
Current for the period	14,721.3	32,869.6	47,590.9
Current for prior periods	1,446.8	(2,659.1)	(1,212.3)
Deferred benefits excluding loss carryforwards	(793.9)	5,712.8	4,918.9
Deferred benefits of operating loss carryforwards	44.2	(2,974.8)	(2,930.6)
Deferred benefits due to tax rate changes	(3,998.7)	(1,597.4)	(5,596.1)
Income tax expense	**11,419.7**	**31,351.1**	**42,770.8**

A reconciliation from the applicable tax rate, which results from the geographical allocation of income in the respective tax jurisdictions of the Group, to the effective tax rate is as follows:

(in %)	Year ended December 31, 2005	Year ended December 31, 2004
Applicable tax rate	**33.52 %**	**35.03 %**
Non-taxable expenses (income) - net	0.26 %	(0.23 %)
Valuation allowance and tax restructurings	0.41 %	(3.01 %)
Tax rate changes	(0.11 %)	(3.75 %)
Other - net	0.69 %	0.59 %
Effective tax rate	**34.77 %**	**28.63 %**

The item "Valuation allowance and tax restructurings" includes effects of restructurings due to improvements in the Group's organizational and tax structure. It also includes the use of tax loss carryforwards which were regarded as unrealizable in prior periods and valuation allowances relating to new loss carryforwards. In 2005, no significant effects in the item "Tax rate changes" have been recorded, whereas in 2004, this item mainly included effects due to the decrease of the Austrian corporate tax rate from 34 % to 25 %.

In the financial statements, deferred tax assets and liabilities are netted out according to tax jurisdictions and maturities as follows:

(in thousands of EUR)	December 31, 2005	December 31, 2004
Current deferred tax assets	9,067.6	11,099.0
Non-current deferred tax assets	10,446.6	7,945.8
Current deferred tax liabilities	(1,237.1)	(368.5)
Non-current deferred tax liabilities	(44,732.8)	(43,982.0)
Net deferred tax liability	**(26,455.7)**	**(25,305.7)**

The tax effects of temporary differences and loss carryforwards representing deferred tax assets and liabilities as of December 31, 2005, and 2004, are as follows:

(in thousands of EUR)	December 31, 2005	December 31, 2004
Intangible assets	6,832.5	8,007.3
Inventories	1,372.4	2,112.3
Benefit plans and other liabilities and charges	11,963.8	10,920.5
Operating loss carryforwards	11,644.1	11,596.3
Other	1,922.5	2,237.2
Gross deferred tax assets	**33,735.3**	**34,873.6**
Valuation allowance	(7,005.7)	(7,687.1)
Net deferred tax assets	**26,729.6**	**27,186.5**
Property, plant and equipment	(21,305.7)	(22,551.0)
Loans receivable, investments and financial assets	(30,340.2)	(29,864.2)
Other	(1,539.4)	(77.0)
Deferred tax liabilities	**(53,185.3)**	**(52,492.2)**
Net deferred tax liability	**(26,455.7)**	**(25,305.7)**

The Group has tax loss carryforwards available to reduce future taxable income of certain subsidiaries. At December 31, 2005, the Group has corporate tax loss carryforwards of thous. EUR 39,589.8 (2004: thous. EUR 31,128.0), which must be utilized within the next fifteen (2004: six) years, and thous. EUR 16,271.5 (2004: thous. EUR 16,418.8), which can be utilized over an indefinite period. Additionally, at December 31, 2005, the Group has trade tax loss carryforwards of thous. EUR 2,904.4 (2004: thous. EUR 9,099.2) available in Germany, which can be utilized over an indefinite period.

At December 31, 2005, the Group believes that certain corporate and trade tax loss carry-forwards will be utilized and recorded a deferred tax asset of thous. EUR 4,723.9 (2004: thous. EUR 4,066.9).

In other subsidiaries with operating loss carryforwards, cumulative losses were incurred during the past three years. Accordingly, the Group believes it is more likely that these deferred tax assets will not be realized. Consequently, valuation allowances amounting to thous. EUR 6,920.2 and thous. EUR 7,529.4 have been provided for the deferred tax assets relating to these carryforwards at December 31, 2005, and 2004, respectively.

Corporate and trade tax loss carryforwards underlying this allowance amount to thous. EUR 42,904.0 (2004: thous. EUR 42,386.2), from which loss carryforwards in the amount of thous. EUR 8,709.9 (2004: thous. EUR 14,075.4) can be utilized over an indefinite period and loss carryforwards in the amount of thous. EUR 34,194.1 (2004: thous. EUR 28,310.8) must be utilized within the next ten (2004: six) years.

In 2005, the Group further optimized its tax structure and consumed corporate and trade tax loss carryforwards amounting to thous. EUR 1,427.5 and thous. EUR 6,605.9 for which a valuation allowance for the deferred tax assets relating to these loss carryforwards was recorded in previous periods. In 2004, the Group used similar corporate and trade tax loss carryforwards amounting to thous. EUR 823.6 and thous. EUR 6,685.4, respectively.

At December 31, 2005, and 2004, no deferred taxes have been provided for the undistributed earnings of the Company's subsidiaries. Under current tax jurisdictions within the Group and existing tax treaties, these earnings can be remitted with little or no additional tax.

(9) Development of Fixed Assets

a) Intangible Assets including Goodwill

(in thousands of EUR)	Concessions, licenses and similar rights, and payments on account	Goodwill	Other intangible assets	**Intangible assets including goodwill**
Acquisition or manufacturing costs:				
Balance at January 1, 2005	**49,972.7**	**40,361.1**	**0.0**	**90,333.8**
Effect of exchange rate changes	25.1	393.4		418.5
Changes in consolidated companies		45.0		45.0
Additions	3,395.1			3,395.1
Disposals	(14,283.8)			(14,283.8)
Reclassifications	(127.2)		150.6	23.4
Balance at December 31, 2005	**38,981.9**	**40,799.5**	**150.6**	**79,932.0**
Depreciation/Amortization:				
Balance at January 1, 2005	**46,359.7**	**9,045.9**	**0.0**	**55,405.6**
Effect of exchange rate changes	(7.3)	8.3		1.0
Changes in consolidated companies				0.0
Additions				0.0
Disposals	(14,036.6)			(14,036.6)
Depreciation/amortization expense for the year	2,116.2		30.0	2,146.2
Reclassifications	(151.7)		52.5	(99.2)
Balance at December 31, 2005	**34,280.3**	**9,054.2**	**82.5**	**43,417.0**
Net book value:				
Net book value at December 31, 2005	**4,701.6**	**31,745.3**	**68.1**	**36,515.0**
Net book value at December 31, 2004	**3,613.0**	**31,315.2**	**0.0**	**34,928.2**

b) Property, Plant and Equipment

(in thousands of EUR)	Lands, similar land rights and buildings	Technical equipment and machines	Other equipment, fixtures and fittings	Payments on account and construction in progress	**Property, plant and equipment**
Acquisition or manufacturing costs:					
Balance at January 1, 2005	**364,022.0**	**1,162,669.4**	**114,271.0**	**25,095.6**	**1,666,058.0**
Effect of exchange rate changes	1,658.0	4,178.3	302.1	1,132.8	7,271.2
Changes in consolidated companies					0.0
Additions	5,071.8	21,106.4	7,669.5	49,251.9	83,099.6
Disposals	(5,615.6)	(21,615.2)	(6,513.2)	(186.8)	(33,930.8)
Reclassifications	7,851.4	23,650.7	2,549.8	(37,521.0)	(3,469.1)
Balance at December 31, 2005	**372,987.6**	**1,189,989.6**	**118,279.2**	**37,772.5**	**1,719,028.9**
Depreciation/Amortization:					
Balance at January 1, 2005	**176,260.9**	**867,066.6**	**88,472.3**	**1.7**	**1,131,801.5**
Effect of exchange rate changes	(156.1)	2,583.1	198.7	0.1	2,625.8
Changes in consolidated companies					0.0
Additions					0.0
Disposals	(4,354.5)	(19,226.0)	(5,650.4)		(29,230.9)
Depreciation/amortization expense for the year	9,154.6	66,783.3	8,605.7	60.3	84,603.9
Reclassifications	(105.3)	(1,920.8)	117.8	(0.1)	(1,908.4)
Balance at December 31, 2005	**180,799.6**	**915,286.2**	**91,744.1**	**62.0**	**1,187,891.9**
Net book value:					
Net book value at December 31, 2005	**192,188.0**	**274,703.4**	**26,535.1**	**37,710.5**	**531,137.0**
Net book value at December 31, 2004	**187,761.1**	**295,602.8**	**25,798.7**	**25,093.9**	**534,256.5**

c) Investment Property

(in thousands of EUR)	Investment property
Acquisition or manufacturing costs:	
Balance at January 1, 2005	**7,598.5**
Effect of exchange rate changes	(3.3)
Changes in consolidated companies	0.0
Additions	0.0
Disposals	0.0
Reclassifications	(344.1)
Balance at December 31, 2005	**7,251.1**
Depreciation/Amortization:	
Balance at January 1, 2005	**4,894.7**
Effect of exchange rate changes	(0.1)
Changes in consolidated companies	0.0
Additions	0.0
Disposals	0.0
Depreciation/amortization expense for the year	159.8
Reclassifications	(24.5)
Balance at December 31, 2005	**5,029.9**
Net book value:	
Net book value at December 31, 2005	**2,221.2**
Net book value at December 31, 2004	**2,703.8**

In 2005, the Group realized rental income arising from Investment Property amounting to thous. EUR 414.0 (2004: thous. EUR 472.5), compared with expenses including repairs and maintenance amounting to thous. EUR 4.6 (2004: thous. EUR 6.2). A part of the Group's total investment property intended to be disposed with a net book value amounting to thous. EUR 319.6 has been reclassified to "Prepaid expenses and other current assets".

(10) Financial Assets

a) Available-for-Sale Financial Assets

At December 31, 2005, and 2004, respectively, the Group exclusively holds available-for-sale financial assets. These securities are carried at fair values based on quoted market prices. Unrealized profit and loss, net of deferred income taxes, are directly recognized in equity in other reserves. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in "Financial income" or "Financial expenses". Realized profit and loss from sale are being determined using the specific identification method. Declines in value classified to be other than temporary are included in "Financial income" or "Financial expenses".

(in thousands of EUR)	December 31, 2005			December 31, 2004		
	Cost	**Estimated market value**	**Average effective interest rate**	Cost	Estimated market value	Average effective interest rate
Corporate bonds	10,001.1	9,887.6	2.10 %	10,001.1	10,000.3	4.79 %
Mortgage backed debt securities	0.0	0.0	0.00 %	23.2	24.5	3.38 %
Debt based funds	63,361.8	65,205.6	2.62 %	61,335.9	63,477.9	3.78 %
Equity securities	0.8	0.8	0.00 %	933.4	1,050.1	(0.39 %)
Total	**73,363.7**	**75,094.0**	**2.56 %**	**72,293.6**	**74,552.8**	**3.86 %**

As of December 31, 2005, securities with estimated fair values of thous. EUR 273.3 have been given as security for provisions for pre-retirement programs within the scope of the respective legal commitments.

In 2005, proceeds from sales of available-for-sale financial assets amounted to thous. EUR 1,264.3 (2004: thous. EUR 2,471.7). The resulting realized profit and loss amounted to thous. EUR 115.9 (2004: thous. EUR 81.8) and thous. EUR 0.0 (2004: thous. EUR 30.4), respectively.

The estimated fair values of debt securities according to their contractual maturity are shown as follows:

(in thousands of EUR)	December 31, 2005
Available-for-sale debt securities:	
Due within one year	0.0
Due after one year through five years	9,887.6
Due after five years through ten years	0.0
Due after ten years	0.0

b) Investments in Associated Companies and Other Financial Assets

Investments in associated companies and other financial assets have developed as follows:

(in thousands of EUR)	Investments in associated companies	Other financial assets				Total
		Investments in unconsolidated subsidaries	Other investments	Other loans receivable	Other non-current financial assets	
Acquisition or manufacturing costs:						
Balance at January 1, 2005	**263.3**	**222.1**	**7,166.9**	**1,519.1**	**12,222.5**	**21,393.9**
Effect of exchange rate changes				(0.1)	0.1	0.0
Changes in consolidated companies						0.0
Additions					3,088.3	3,088.3
Disposals	(75.4)		(7.8)	(287.6)	(311.8)	(682.6)
Other changes						0.0
Reclassification		(35.0)				(35.0)
Balance at December 31, 2005	**187.9**	**187.1**	**7,159.1**	**1,231.4**	**14,999.1**	**23,764.6**
Depreciation/Amortization:						
Balance at January 1, 2005	**0.0**	**0.0**	**5,439.1**	**1.6**	**0.0**	**5,440.7**
Effect of exchange rate changes					(0.1)	(0.1)
Changes in consolidated companies						0.0
Additions						0.0
Disposals				(0.8)		(0.8)
Depreciation/amortization expense for the year						0.0
Reclassification						0.0
Balance at December 31, 2005	**0.0**	**0.0**	**5,439.1**	**0.8**	**(0.1)**	**5,439.8**
Net book value:						
Net book value at December 31, 2005	**187.9**	**187.1**	**1,720.0**	**1,230.6**	**14,999.2**	**18,324.8**
Net book value at December 31, 2004	**263.3**	**222.1**	**1,727.8**	**1,517.5**	**12,222.5**	**15,953.2**

Detailed information concerning the Group's investments with an ownership percentage of more than 20 % is contained in the table of affiliated and associated companies (see Note 27). As of December 31, 2005, other loans receivable included loans to affiliated companies amounting to thous. EUR 588.2 (2004: thous. EUR 681.1).

(11) Derivative Financial Instruments

Derivative financial instruments are valued at the amounts by which the respective contracts could be settled. The fair value of foreign exchange forward contracts are based on the spot foreign currency rates as of the balance sheet date, adjusted for time-related charges or discounts for the respective remaining term of the contract and compared with the contracted forward rate. Interest rate and commodity swap agreements are valued at fair values which are estimated by discounting the anticipated future cash flows.

Foreign Exchange Forward Contracts

Foreign exchange forward contracts are principally used to protect the Group against exchange rate changes of the British Pound, the US Dollar and the Swiss Franc. The changes in fair values of these derivatives are recognized in "Foreign currency exchange rate gains (losses) - net" (see Note 7).

Interest Rate Swaps

The Group has interest rate swap agreements in order to convert fixed rate liabilities into floating rate liabilities. The change in fair value of these liabilities is effectively offset by the related derivatives, having no net effect on the Group's net profit.

Commodity Swap

The Group uses a commodity swap agreement with a remaining term of 6 months to hedge the risks from changes in future cash flows concerning certain planned recovered paper purchases.

Overview

The following table shows the market values and the nominal values of the derivatives as of the balance sheet dates:

	December 31, 2005		December 31, 2004	
(in thousands of EUR)	Nominal value	Market value	Nominal value	Market value
Foreign exchange forward contracts	36,907.8	(125.2)	28,256.7	(265.7)
Interest rate swaps	36,800.0	1,112.5	36,800.0	1,662.4
Commodity swap	444.0	(83.8)	1,332.0	(184.8)
Total	**74,151.8**	**903.5**	**66,388.7**	**1,211.9**

The derivative financial instruments are recorded in the consolidated balance sheet under "Prepaid expenses and other current assets" in the amount of thous. EUR 1,210.9 (2004: thous. EUR 2,196.4), as well as under "Deferred income and other current liabilities" in the amount of thous. EUR 307.4 (2004: thous. EUR 984.5).

(12) Inventories

(in thousands of EUR)	December 31, 2005	December 31, 2004
Raw materials, manufacturing and operating supplies	85,517.2	82,723.4
Work in process	15,934.6	15,121.3
Finished goods and goods for resale	87,938.5	86,194.2
Total	**189,390.3**	**184,038.9**
Allowance	(15,055.2)	(14,565.8)
Inventories - net	**174,335.1**	**169,473.1**

In 2005, write-down of inventories recognized as an expense amounted to thous. EUR 4,250.9 (2004: thous. EUR 3,622.4). The reversal of write-down of inventories recognized as income amounted to thous. EUR 626.3 (2004: thous. EUR 471.3). The carrying amount of inventories carried at fair value less cost to sell amounted to thous. EUR 15,879.9 (2004: thous. EUR 12,080.8).

(13) Trade Receivables

(in thousands of EUR)	December 31, 2005	December 31, 2004
Trade receivables	179,074.9	158,019.0
Total	**179,074.9**	**158,019.0**
Allowance	(1,920.3)	(2,116.6)
Trade receivables - net	**177,154.6**	**155,902.4**

In 2005, the impairment loss of trade receivables recognized in profit and loss amounted to thous. EUR 531.6 (2004: thous. EUR 400.8).

(14) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are as follows:

(in thousands of EUR)	December 31, 2005	December 31, 2004
Value-added tax receivables	13,622.7	14,892.1
Other tax receivables	5,637.9	6,376.1
Other receivables and other assets	10,279.2	7,527.0
Other receivables from affiliated companies	247.1	256.5
Prepaid expenses	4,748.9	4,682.3
Prepaid expenses and other current assets	**34,535.8**	**33,734.0**

(15) Equity

a) Share Capital/Treasury Shares

The share capital of the Company comprises 12,000,000 approved and issued no-par value shares.

From 2000, to 2004, the shareholders approved several plans to repurchase up to 10 % of the Group's share capital. These repurchase programs were terminated according to schedule. On May 18, 2005, a new share repurchase program was approved by the shareholders, lasting from November 18, 2005, up to and including November 18, 2006, at the latest. In 2005 and 2004, respectively, the Company did not repurchase any shares.

At December 31, 2005, the details of the Group's treasury stock are as follows:

Number of shares acquired	Share of share capital (in thousands of EUR)	Share of share capital (in %)
975,848	**7,094.4**	**8.13207**

Treasury shares are accounted for under the cost method and reported as a deduction from total equity (see Consolidated Statements of Changes in Equity).

b) Dividend

Under Austrian Corporate Law the amount of dividends available for distribution to shareholders is based upon the unappropriate retained earnings of the Company, determined in accordance with the Austrian Commercial Code. At December 31, 2005, the distributable unappropriated retained earnings amounted to thous. EUR 38,086.1 (December 31, 2004: thous. EUR 43,627.6).

(in thousands of EUR)	2005	2004
Unappropriated retained earnings at January 1,	**43,627.6**	**40,204.8**
Net profit of the Company for the year ended December 31,	38,086.1	43,627.6
Changes in reserves	(633.4)	(15,951.7)
Dividend paid	(42,994.2)	(24,253.1)
Unappropriated retained earnings at December 31,	**38,086.1**	**43,627.6**

For the year ended December 31, 2005, the Management Board of the Company has proposed a dividend of EUR 2.60 (2004: EUR 2.40) per voting share currently amounting to thous. EUR 28,662.8 (2004: thous. EUR 26,458.0).

c) Profit and Loss Directly Recognized in Equity, Net of Tax

A summary of components of profit and loss directly recognized in equity for the years ended December 31, 2005, and 2004, includes the following tax components:

	Year ended December 31, 2005			Year ended December 31, 2004		
(in thousands of EUR)	Pretax	Income Tax	Net	Pretax	Income Tax	Net
Available-for-sale financial assets	(528.9)	102.7	(426.2)	(64.7)	105.6	40.9
Derivatives	101.0	(25.3)	75.7	95.3	(49.0)	46.3
Foreign currency translation	4,533.4	0.0	4,533.4	964.3	0.0	964.3
Total	**4,105.5**	**77.4**	**4,182.9**	**994.9**	**56.6**	**1,051.5**

(16) Financial Liabilities

a) Interest Bearing Financial Liabilities

At December 31, 2005, the Group had current interest bearing financial liabilities in the form of credit lines available in the amount of thous. EUR 31,561.0 (December 31, 2004: thous. EUR 45,704.6) of which thous. EUR 10,699.1 (December 31, 2004: thous. EUR 10,222.9) were outstanding as of the balance sheet date. At December 31, 2005, the weighted average interest rate of these current credit lines was 4.23 % (December 31, 2004: 4.61 %). These credit line facilities mainly relate to Eastern European companies and are subject to normal banking terms and conditions.

At December 31, 2005, and December 31, 2004, non-current interest bearing financial liabilities are exclusively comprised of bank liabilities. A summary of these non-current bank loans is as follows:

(in thousands of EUR)	**December 31, 2005**	December 31, 2004
2.250 % EUR bank loan due 2006	23,700.0	23,519.4
2.017 % EUR bank loan due 2006-2009	21,267.0	21,396.1
0.896 % EUR bank loan due 2006-2007	15,873.6	21,002.4
2.820 % EUR bank loan due 2006-2010	13,800.0	16,698.8
2.017 % EUR bank loan due 2006-2009	11,139.9	11,207.5
3.065 % EUR bank loan due 2006-2009	10,000.0	10,000.0
3.590 % EUR bank loan due 2010	8,069.9	8,357.4
2.834 % EUR bank loan due 2006-2008	7,976.2	7,900.0
3.065 % EUR bank loan due 2006-2009	7,900.0	7,563.0
2.325 % EUR bank loan due 2006	5,450.5	3,746.9
2.834 % EUR bank loan due 2006-2008	5,368.6	3,343.0
2.834 % EUR bank loan due 2006-2007	5,042.0	2,900.0
2.960 % EUR bank loan due 2006-2009	4,500.0	2,045.2
2.250 % EUR bank loan due 2006	3,000.0	2,395.4
2.250 % EUR bank loan due 2006	3,000.0	2,616.3
2.025 % EUR bank loan due 2006	2,900.0	2,091.7
2.834 % EUR bank loan due 2006-2008	2,761.0	1,873.3
3.012 % EUR bank loan due 2006-2009	2,500.8	1,472.1
2.834 % EUR bank loan due 2006-2009	1,673.4	0.0
2.834 % EUR bank loan due 2006-2008	1,533.9	0.0
3.065 % EUR bank loan due 2006-2009	1,250.0	0.0
Other	7,827.1	8,018.0
Total bank loans	**166,533.9**	**158,146.5**

At December 31, 2005, the weighted average interest rate for all non-current interest bearing financial liabilities was 2.487 % (December 31, 2004: 2.275 %).

Aggregate amounts of current and non-current interest bearing financial liabilities maturing in each of the next five years and thereafter are as follows:

	Interest bearing financial liabilities as of December 31, 2005		
(in thousands of EUR)	Current	Non-current	**Total**
Maturity:			
2006	10,699.1	69,838.4	80,537.5
2007		33,197.3	33,197.3
2008		9,947.0	9,947.0
2009		42,574.9	42,574.9
2010		10,743.4	10,743.4
Thereafter		232.9	232.9
Total	**10,699.1**	**166,533.9**	**177,233.0**

At December 31, 2005, the Group had current revolving bank liabilities available amounting to thous. EUR 38,050.5 (December 31, 2004: thous. EUR 38,219.1). These liabilities were classified as non-current liabilities as the Group has the intent and ability to refinance these obligations on a non-current basis. At December 31, 2005, thous. EUR 2,084.7 of the interest bearing financial liabilities were secured by Group assets (December 31, 2004: thous. EUR 39,134.2).

At December 31, 2005, the Group had unused mainly non-current financing arrangements available in the amount of thous. EUR 100,000.0 (December 31, 2004: thous. EUR 250,000.0).

b) Financial Lease Liabilities

The Group is lessee of property, plant and equipment. At the balance sheet date, the future minimum lease payments under non-redeemable lease obligations are as follows:

(in thousands of EUR)	**Financial leases December 31, 2005**	**Operating leases [1] December 31, 2005**
Lease payments with interest due in the following years ending December 31, :		
2006	7,156.8	7,995.3
2007	645.6	6,956.4
2008	1,593.5	6,819.0
2009	13.5	6,625.0
2010	16.8	6,640.8
Thereafter	0.0	17,079.3
Total minimum lease payments	**9,426.2**	**52,115.8**
Less amount representing interest	362.0	
Present value of minimum lease payments	**9,064.2**	
Less current maturities of financial lease liabilities	7,031.7	
Non-current financial lease liabilities	**2,032.5**	

[1] including rental payments

The following assets held under financial lease agreements are recorded in the consolidated balance sheets of the Group at December 31, 2005, and 2004, respectively:

(in thousands of EUR)	**December 31, 2005**	December 31, 2004
Buildings	2,510.9	2,510.9
Technical equipment and machines	27,268.1	26,551.0
Other equipment, fixtures and fittings	120.3	116.9
Total	**29,899.3**	**29,178.8**
Accumulated depreciation	(21,899.1)	(17,624.4)
Net book value	**8,000.2**	**11,554.4**

Rental expenses relating to operating lease agreements amounted to thous. EUR 8,853.3 and thous. EUR 7,593.3 for the years ended December 31, 2005, and 2004, respectively.

(17) Provisions for Other Non-Current Liabilities and Charges

a) Development of Provisions for Other Non-Current Liabilities and Charges

In 2005, the provisions for other non-current liabilities and charges have developed as follows:

(in thousands of EUR)	Pensions	Severance	Anniversary bonuses	Pre-retirement programs	Other	**Total**
Balance at January 1, 2005	**48,791.6**	**15,876.9**	**5,643.1**	**6,356.3**	**3,102.7**	**79,770.6**
Effect of exchange rate changes	33.1	3.8	8.7	0.0	8.2	53.8
Changes in consolidated companies	0.0	0.0	0.0	0.0	0.0	0.0
Utilization	(5,699.2)	(1,912.8)	(490.3)	(932.2)	(1,848.3)	(10,882.8)
Reversal	0.0	(200.9)	(57.8)	(74.4)	(407.0)	(740.1)
Increase	7,980.9	2,315.8	1,874.3	1,121.7	1,531.0	14,823.7
Reclassifications	0.0	0.0	0.0	0.0	(4.0)	(4.0)
Balance at December 31, 2005	**51,106.4**	**16,082.8**	**6,978.0**	**6,471.4**	**2,382.6**	**83,021.2**

In particular, other provisions include provisions for benefits due to the termination of employment, of which provisions amounting to thous. EUR 1,968.1 are payable on a short-term basis.

b) Provisions for Pensions and Severance Payments

The majority of the Group's employees is covered by government-sponsored pension and welfare programs whereas the Group makes periodic payments to various government agencies, which are expensed as incurred. In addition, the Group provides to certain employees additional retirement benefits through the sponsorship of defined contribution and defined benefit plans. The benefits provided by the Group depend on the legal, fiscal and economical circumstances of each particular country and are primarily based on the length of service and the employee's compensation. Under the defined contribution plans, the Group makes fixed payments to external pension funds. Once the contributions are made, the Group does not incur any further payment obligations towards the employees. These periodical contribution payments are recognized as part of the annual pension costs and amounted to thous. EUR 1,553.1 in 2005, (2004: thous. EUR 1,260.1). Furthermore, in some countries the Group is obligated to make severance payments upon retirement and partly also in case of termination due to legal or contractual regulations. These obligations are dependent on the length of service and the compensation of the employee. The Austrian severance obligations, which are based on the legal regulations in effect until 2003, are included in these liabilities as well.

Defined benefit pension and other benefit plans are assessed and recognized according to the internationally common projected unit credit method by applying IAS 19. Under this method, the actuarial calculation of the future obligations is based on the proportionate obligations as of the balance sheet date. Actuarial gains and losses, which result from changes in plan assets and from differences between actual trends and estimates that are the basis for calculation, are measured using the corridor method in accordance with IAS 19. Thus, actuarial gains and losses are recognized as income or expense over the expected remaining working life of the employee only if the amount exceeds either ten percent of the defined benefit obligations or ten percent of the plan assets as of the valuation date.

The calculation of pension and other benefit obligations is based on the following actuarial assumptions:

	December 31, 2005		December 31, 2004	
(in %)	**Pensions**	**Severance**	Pensions	Severance
Discount rate	3.9 %	4.3 %	4.6 %	5.0 %
Expected return on plan assets	3.8 %	-	4.6 %	-
Rate of compensation increase	1.7 %	2.5 %	1.8 %	2.5 %

The components of net periodic benefit cost are as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
(in thousands of EUR)	**Pensions**	**Severance**	Pensions	Severance
Service cost	2,284.7	1,127.4	2,928.9	1,069.5
Interest cost	7,756.8	866.0	7,500.2	797.1
Expected return on plan assets	(5,083.6)	0.0	(5,642.3)	0.0
Actuarial gains and losses - net	84.9	14.0	1,661.4	0.0
Effects due to plan changes	(2,764.0)	107.5	61.5	0.0
Effects due to the application of IAS 19.58	6,725.2	0.0	(192.6)	0.0
Net periodic benefit cost	**9,004.0**	**2,114.9**	**6,317.1**	**1,866.6**

The composition of the pension and severance obligations, plan assets, and the reconciliation to the net liability recognized are as follows:

(in thousands of EUR)	December 31, 2005		December 31, 2004	
	Pensions	Severance	Pensions	Severance
Defined benefit obligations	**193,061.1**	**20,196.3**	**171,330.0**	**17,545.5**
Thereof obligations not covered by funds	31,162.8	20,196.3	28,735.6	17,545.5
Thereof obligations covered by funds	161,898.3	0.0	142,594.4	0.0
Fair value of plan assets	**142,099.0**	**0.0**	**135,347.4**	**0.0**
Net liability	**50,962.1**	**20,196.3**	**35,982.6**	**17,545.5**
Unrecognized actuarial gains and losses – net	(17,435.1)	(4,113.5)	812.3	(1,668.6)
Not recognized asset according to IAS 19.58	17,579.4	0.0	10,973.6	0.0
Net liability recognized	**51,106.4**	**16,082.8**	**47,768.5**	**15,876.9**
Thereof provisions for other long-term liabilities and charges	51,106.4	16,082.8	48,791.6	15,876.9
Thereof other assets	0.0	0.0	(1,023.1)	0.0

The recognized net liability has developed as follows:

(in thousands of EUR)	2005		2004	
	Pensions	Severance	Pensions	Severance
Net liability recognized at January 1,	**47,768.5**	**15,876.9**	**49,825.8**	**15,647.3**
Effect of exchange rate changes	33.1	3.8	(39.9)	7.6
Changes in consolidated entities	0.0	0.0	0.0	188.9
Net periodic benefit cost	9,004.0	2,114.9	6,317.1	1,866.6
Benefit payments	(2,437.4)	(1,912.8)	(2,495.7)	(1,833.5)
Contributions to funds	(3,261.8)	0.0	(5,838.8)	0.0
Net liability recognized at December 31,	**51,106.4**	**16,082.8**	**47,768.5**	**15,876.9**

The Group's defined pension benefit plans in the United Kingdom, Switzerland and the Netherlands are funded. At December 31, 2005, the respective plan assets were invested in different portfolios. These consisted of debt securities, equity securities and of real estate. The actual return on plan assets amounted to thous. EUR 9,987.3 in 2005, (2004: thous. EUR 11,508.0).

In all other countries, the Group accrues provisions in order to cover future defined benefit pension and severance payments. In accordance with local income tax laws, such obligations under Austrian plans are secured by Group assets of thous. EUR 10,063.3 at December 31, 2005, (December 31, 2004: thous. EUR 10,396.6). These assets are classified as "Available-for-sale financial assets". Since these assets are not segregated or restricted to the utilization of pension and severance payments exclusively, they are not classified as plan assets.

(18) Liabilities and Provisions for Income Taxes

(in thousands of EUR)	**December 31, 2005**	December 31, 2004
Provisions for income taxes	23,524.8	11,293.2
Income tax liabilities	2,488.1	3,914.1
Liabilities and Provisions for Income Taxes	**26,012.9**	**15,207.3**

(19) Trade Liabilities

(in thousands of EUR)	***December 31, 2005***	*December 31, 2004*
Advances from customers	1,728.6	1,643.3
Trade liabilities	121,857.1	111,238.3
Trade liabilities from affiliated companies	55.4	377.1
Trade liabilities	***123,641.1***	***113,258.7***

(20) Deferred Income and Other Current Liabilities

(in thousands of EUR)	**December 31, 2005**	December 31, 2004
Personnel and social costs	15,324.4	15,072.2
Other tax liabilities	8,786.6	11,221.1
Deferred Income	2,317.5	8,555.9
Other liabilities	13,458.9	15,374.7
Deferred income and other current liabilities	**39,887.4**	**50,223.9**

(21) Provisions for Other Current Liabilities and Charges

In 2005, the provisions for other current liabilities and charges have developed as follows:

(in thousands of EUR)	Personnel	Procurement	Customer rebates and bonuses	Restructuring	Sales	Other	**Total**
Balance at January 1, 2005	**24,679.4**	**21,672.3**	**10,164.2**	**1,382.1**	**5,408.8**	**16,955.2**	**80,262.0**
Effect of exchange rate changes	72.8	20.1	42.7	0.0	1.4	73.2	210.2
Changes in consolidated companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Utilization	(16,826.0)	(21,059.0)	(9,437.8)	(1,125.3)	(2,854.2)	(5,242.3)	(56,544.6)
Reversal	(745.2)	(380.7)	(616.1)	0.0	(498.2)	(1,095.4)	(3,335.6)
Increase	16,985.3	13,692.5	11,965.7	0.0	2,649.2	6,067.5	51,360.2
Reclassifications	(30.3)	(89.8)	(5.0)	0.0	5.0	11.9	(108.2)
Balance at December 31, 2005	**24,136.0**	**13,855.4**	**12,113.7**	**256.8**	**4,712.0**	**16,770.1**	**71,844.0**

In particular, provisions for personnel comprise pay-roll obligations, social security charges, premiums and bonuses as well as provisions for unused vacations.

Provisions for procurement are related to obligations for the delivery or services, already supplied or rendered, but not yet invoiced.

Provisions for premiums and bonuses to customers include premium and bonus claims of customers calculated on the basis of the underlying customer arrangements.

Provisions for restructuring measures comprise expenses for the shut-down, transfer or closure of companies or businesses.

Sales related provisions concern product guarantee agreements and warranty costs, re-consignments, losses from uncompleted contracts and provisions related to sales staff commissions.

Other provisions primarily contain provisions for litigations, legal advice, audit and consulting as well as obligations for other taxes and environmental matters.

(22) Commitments and Contingent Liabilities

Commitments from legal proceedings and similar claims

The Group is subject to various claims and legal proceedings that arise in the ordinary course of business. Based on all of the facts available to the management, the Group believes that the ultimate resolution of these claims and legal proceedings will not likely have a material adverse effect on the financial position or the results of its operations, although no assurances can be given with respect to the outcome of such claims or litigation.

On May 25, 2004, the Austrian Federal Competition Authority conducted, on behalf of the German competition authorities, an investigation in Vienna regarding the purchase of recovered paper in Germany. There were no indications that Mayr-Melnhof violated any anti-trust laws. The competition authorities do not provide any information regarding the actual state of the proceeding.

Commitments from environmental matters

The Group is also subject to various environmental legislations and regulations in the countries in which it operates. Expenditures for environmental matters, which relate to existing conditions caused by past operations and have no significant future benefit, are expensed as incurred. The Group records an accrual for environmental matters when a loss is probable and can be reasonably estimated. Costs of assessment and remediation of environmental matters to be accrued are based on estimates by management. It is possible that the final assessment of some of these matters may require the Group to make expenditures in excess of the amounts currently provided. However, management believes that such additional amounts will not have a material effect on the Group's financial position or results of operations.

Expenses related to environmental matters were not material for the years ended December 31, 2005, and 2004, respectively.

Commitments and Contingent Liabilities
Commitments and contigencies contain guarantees with contractual values amounting to thous. EUR 953.7 (thous. EUR 1,230.4).

At December 31, 2005, purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amount to approximately thous. EUR 27,287.5 (December 31, 2004: thous. EUR 14,086.9)

(23) Subsequent Events

On December 19, 2005, the division MM Packaging acquired 50 % plus one share in the offset segment of Polygrafoformlenie located in St. Petersburg, Russian Federation. The remaining shares will stay with the former owner. The transaction will be formally completed after the approval by the relevant competition authorities.

On January 1, 2006, the division MM Packaging acquired the remaining minority interest of 33 % in Ernst Schausberger & Co. Gesellschaft m.b.H. located in Gunskirchen, Austria, and is now the single owner of the company.

(24) Segment Reporting Information

The Group is primarily engaged in manufacturing and selling cartonboard, folding cartons and similar packaging products:

MM Karton: This division manufactures and markets numerous grades of cartonboard, concentrating particularly on coated cartonboard primarily from recycled fiber.

MM Packaging: This division converts cartonboard into printed folding cartons purchased by customers in a variety of industries including food and other consumer goods (e.g. cereals, dried foods, sugar, confectionary and baked goods, cosmetics and toiletries, detergents, domestic appliances, toys). Furthermore, the division converts cartonboard into cigarette packaging and also high-grade confectionary packaging.

The Group's management reporting and controlling systems are substantially the same as those as described in the summary of significant accounting policies (see Note 1). The

Group measures the performance of its operating segments through the assessment of "Operating profit".

Revenues are allocated based on the shipment destination countries of finished goods, whereas long-lived assets are allocated according to the location of the respective units.

Capital expenditures represent the purchase of property, plant and equipment, as well as the purchase of investment properties and intangible assets including goodwill.

The segment reporting information concerning the Group's operating segments can be illustrated as follows:

	2005			
(in thousands of EUR)	MM Karton	MM Packaging	Eliminations	Consolidated
Sales to external customers	654,647.2	800,563.1	0.0	1,455,210.3
Intersegment sales	112,550.5	1,632.4	(114,182.9)	0.0
Total Sales	**767,197.7**	**802,195.5**	**(114,182.9)**	**1,455,210.3**
Operating Profit	61,747.5	78,907.8	0.0	140,655.3
Financial expenses	(4,564.6)	(3,057.1)	1,482.9	(6,138.8)
Financial income	7,297.5	1,287.7	(1,482.9)	7,102.3
Share of profit (loss) of associated companies	(164.1)	1,417.4	0.0	1,253.3
Profit before tax	65,220.6	80,145.2	0.0	145,365.8
Income tax expense	(22,424.0)	(28,122.6)	0.0	(50,546.6)
Profit for the year	42,796.6	52,022.6	0.0	94,819.2
Capital expenditures [1]	35,235.1	51,259.6	0.0	86,494.7
Depreciation and amortization [1]	(53,874.4)	(33,035.5)	0.0	(86,909.9)
Investments in associated companies	(187.9)	0.0	0.0	(187.9)
Segment assets [2] [3]	829,600.1	537,005.0	(34,779.6)	1,331,825.5
Segment liabilities [2] [3]	326,640.4	258,800.0	(34,779.6)	550,660.8
Employees per segment as of December 31 of the year	2,994	4,302		7,296

[1] Capital expenditures in and depreciation/amortization of property, plant and equipment, investment property and intangible assets including goodwill (Note 9)

[2] Segment assets and liabilities do not include income tax receivables and liabilities.

[3] This specification is determined by the allocation of consolidated total equity to the segments.

(in thousands of EUR)	2004 MM Karton	MM Packaging	Eliminations	Consolidated
Sales to external customers	667,404.7	754,808.0	0.0	1,422,212.7
Intersegment sales	110,479.5	1,312.2	(111,791.7)	0.0
Total Sales	**777,884.2**	**756,120.2**	**(111,791.7)**	**1,422,212.7**
Operating Profit	79,822.3	70,089.9	0.0	149,912.2
Financial expenses	(5,391.6)	(3,079.9)	1,965.5	(6,506.0)
Financial income	6,978.9	1,903.0	(1,965.5)	6,916.4
Share of profit (loss) of associated companies	259.1	23.5	0.0	282.6
Profit before tax	80,924.7	68,442.1	0.0	149,366.8
Income tax expense	(19,760.3)	(23,010.5)	0.0	(42,770.8)
Profit for the year	61,164.4	45,431.6	0.0	106,596.0
Capital expenditures [1]	58,561.4	38,127.3	0.0	96,688.7
Depreciation and amortization [1]	(62,331.1)	(31,806.8)	0.0	(94,137.9)
Investments in associated companies	263.3	0.0	0.0	263.3
Segment assets [2] [3]	830,608.9	473,937.8	(35,392.4)	1,269,154.3
Segment liabilities [2] [3]	342,900.4	240,742.6	(35,392.4)	548,250.6
Employees per segment as of December 31 of the year	2,993	4,587		7,580

[1] Capital expenditures in and depreciation/amortization of property, plant and equipment, investment property and intangible assets including goodwill (Note 9)

[2] Segment assets and liabilities do not include income tax receivables and liabilities.

[3] This specification is determined by the allocation of consolidated total equity to the segments.

The following is a country by country breakdown of net sales based upon shipment destination and a summary of long-lived assets based upon location:

(in thousands of EUR)	**2005**			2004		
	Net sales	**Long-lived assets [1]**	**Capital expenditures [1]**	Net sales	Long-lived assets [1]	Capital expenditures [1]
Austria	83,713.9	98,459.5	20,822.6	83,440.3	98,090.7	19,478.8
Germany	424,926.9	217,823.3	18,975.9	405,892.7	236,759.4	28,855.1
United Kingdom	190,884.5	17,301.9	1,511.1	187,328.8	20,634.2	8,239.3
France	110,128.7	10,286.3	1,159.2	119,247.5	10,991.6	1,616.5
Other Western European Countries	235,752.2	79,326.0	15,675.9	231,956.3	75,153.3	22,715.2
Eastern European Countries	316,485.1	146,676.2	28,350.0	269,556.6	130,259.3	15,783.8
Asia	47,704.5	0.0	0.0	74,395.3	0.0	0.0
Others overseas	45,614.5	0.0	0.0	50,395.2	0.0	0.0
Consolidated total	**1,455,210.3**	**569,873.2**	**86,494.7**	**1,422,212.7**	**571,888.5**	**96,688.7**

[1] Long-lived assets and capital expenditures are comprised of property, plant and equipment, and investment property and intangible assets including goodwill (see Note 9).

(25) Disclosure on Transactions with Related Parties

In 2005, and 2004, respectively, no material business transactions were concluded between the Group and related parties. Transactions with these companies are carried out on an arm's length basis. The respective sales, receivables and liabilities are not of substantial importance.

(26) Transition of Financial Reporting and Disclosures from US GAAP to IFRS

a) Legal Framework

The European Parliament and the Council have passed the regulation (EC) No. 1606/2002, the so-called "IAS regulation", which requires mandatory application of International Financial Reporting Standards ("IFRS") within European Union legislation for consolidated financial statements of listed companies as from 2005 onwards. Therefore, Mayr-Melnhof Karton AG is obliged to prepare consolidated financial statements for the financial year 2005 in accordance with IFRS including comparison figures for the financial year 2004. According to the standard IFRS 1 "First-time Adoption of International Financial Reporting Standards", which is relevant to the IFRS transition, the standards and interpretations enacted as at the date of first-time reporting (December 31, 2005,) have to be applied for the preparation of the consolidated financial statements and notes thereto.

b) Transition of Financial Reporting to IFRS

The consolidated financial statements and notes thereto for the year 2005 have been prepared in accordance with IFRS, valid as of the balance sheet date. Comparison figures for the previous year have been prepared and adapted accordingly, applying the same accounting and valuation principles. The adjustments conducted in this regard, have no significant impact on the presentation of the financial position and financial performance of the Group and the Divisions.

The first-time adoption of IFRS leads to deviations from former US GAAP figures for the previous year with respect to the consolidated statement of changes in equity and the consolidated income statement. These deviations result from adjustments of comparison figures made for the previous year, which were recorded in this regard as if IFRS had always been applied. The resulting differences between balance sheet figures of the IFRS opening balance as of January 1, 2004, and the consolidated balance sheet as of December 31, 2003, prepared in accordance with US GAAP were included in equity, therefore not affecting profit.

c) Reconciliation of Equity and Profit for the Period

According to IFRS 1 "First-time Adoption of International Financial Reporting Standards", the following table presents the transition of consolidated total equity from US GAAP to IFRS as of January 1 and December 31, 2004, respectively:

Reconciliation of Equity (in accordance with US GAAP or IFRS, in thousands of EUR)	January 1, 2004	December 31, 2004
Equity including minority interests in accordance with US GAAP	**646,473.0**	**725,867.9**
Full consolidation of C.P. Schmidt companies from January 1, 2004 onwards	4,575.2	0.0
Pensions and other post-employment benefits	(23,637.6)	(16,920.9)
Provisions for pre-retirement programs	(2,306.1)	(2,925.5)
Other adjustments	(216.1)	1,112.4
Deferred taxes	11,756.8	8,846.6
Total equity in accordance with IFRS	**636,645.2**	**715,980.5**

The effects of IFRS adjustments on the consolidated income statement for the comparison period included in this report are as follows:

Reconciliation of Profit of the Year (in accordance with US GAAP or IFRS, in thousands of EUR)	Year ended December 31, 2004
Profit for the year including minority interests in accordance with US GAAP	**105,918.1**
Pensions and other post-employment benefits	1,489.1
Provisions for pre-retirement programs	(619.4)
Other adjustments	290.0
Deferred taxes	(481.8)
Profit for the year in accordance with IFRS	**106,596.0**

d) Explanations

By adopting IFRS, differences to financial accounting and valuation principles applied up to now according to US GAAP, arise particularly for the financial accounting and valuation of the following positions:

Provisions for Severance and Pensions

In accordance with IFRS 1, the fresh start method has been applied and all actuarial gains and losses accumulated until the IFRS transition date (January 1, 2004) have been accounted for in consolidated total equity not affecting profit. Furthermore, prepaid pension costs were qualified as plan assets and were netted with the corresponding liabilities. A minimum pension liability, in contrast to US GAAP, has not been accounted for. Existing surpluses are measured according to their economic benefit.

Differences from Foreign Currency Translation

Regarding accumulated differences resulting from foreign currency translation of financial statements of foreign subsidiaries, the option to reset the figures accounted for in other reserves to zero as of the IFRS transition date (January 1, 2004) by netting this position with retained earnings has been exercised. Overall, consolidated total equity remains unchanged.

Business Combinations

Regarding the accounting and reporting of business combinations, the option to maintain the initial recognition and thereafter applied measurement principles for business combinations made before the IFRS transition date (January 1, 2004) has been exercised.

Pre-retirement Programs

According to US GAAP, provisions for pre-retirement programs should be accrued on the date when an individual contractual pre-retirement agreement is concluded. According to IFRS, provisions for pre-retirement agreements shall be accrued for all employees qualifying for future pre-retirement programs due to plant bargaining agreements or collective labour agreements.

Deferred Taxes

The changes in deferred taxes essentially result from the adjustments of provisions for severance and pensions as well as provisions for pre-retirement programs.

Other Adjustments

Other adjustments basically comprise valuation adjustments for inventory and other provisions.

(27) Supplementary Disclosures to the Notes in accordance with regulation 245a of the Austrian Commercial Code

a) Additional Disclosures to the Notes

Additional Disclosures related to the application of the Costs of Goods Sold Method

A breakdown of personnel expenses is as follows:

(in thousands of EUR)	Year ended December 31, 2005	Year ended December 31, 2004
Gross wages	151,225.5	147,424.2
Gross salaries	89,881.7	88,741.2
Severance expense	6,838.4	8,183.4
Pension expense	10,524.4	7,224.7
Expenses for statutory social security, and payroll related taxes and other contributions	51,032.2	50,570.0
Other welfare expenditures	4,231.9	4,075.2
Total	**313,734.1**	**306,218.7**

A breakdown of cost of materials and purchased services is as follows:

(in thousands of EUR)	**Year ended December 31, 2005**	Year ended December 31, 2004
Cost of materials	752,034.7	711,298.2
Cost of purchased services	12,474.6	10,812.4
Total	**764,509.3**	**722,110.6**

In 2005, scheduled depreciation and amortization amounted to thous. EUR 86,242.7 (2004: thous. EUR 88,442.9).

Other information

The average number of employees is as follows:

(Number of persons)	**Year ended December 31, 2005**	Year ended December 31, 2004
Factory workers	5,665	5,516
Office staff	1,772	1,747
Total	**7,437**	**7,263**

The remuneration of members of the Management Board in the financial year 2005 is as follows:

(in thousands of EUR)	**Year ended December 31, 2005**	Year ended December 31, 2004
Base salary	1,430.4	1,030.9
Variable compensation	2,357.9	1,554.9
Total	**3,788.3**	**2,585.8**

The remuneration of members of the Supervisory Board for the financial year 2005 amounted to thous. EUR 147,4 (2004: thous. EUR 80.0)

Concerning the remuneration of former members of the Management and Supervisory Board, the clause of non-publishing these remunerations by referring to the regulations of 241 paragraph 4 in conjunction with 266 figure 7 last sentence of the Austrian Commercial Code has been applied.

b) Table of Affiliated and Associated Companies

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Mayr-Melnhof Karton Aktiengesellschaft	Vienna	AUT	Holding/Consulting	EUR	87,240	-	FC [1]
MM KARTON							
Baiersbronn Frischfaser Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	2,045	100.00 %	FC [1]
Baiersbronn Frischfaser Karton Verwaltungs GmbH	Baiersbronn	DEU	Corporate shell	DEM	50	100.00 %	FC [1]
CDEM Holland B.V.	S-Hertogenbosch	NLD	R & D	EUR	182	33.33 %	EC [2]
CDEM V.O.F.	S-Hertogenbosch	NLD	Combustor	EUR	54	33.33 %	EC [2]
Colthrop Board Mill Limited	London	GBR	Owning company	GBP	7,000	100.00 %	FC [1]
FS-Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	51,641	100.00 %	FC [1]
Industriewater Eerbeek B.V.	Eerbeek	NLD	Waste water purification	EUR	143	37.50 %	EC [2]
Karton Deisswil AG	Stettlen	CHE	Cartonboard production	CHF	6,000	100.00 %	FC [1]
Kolicevo Karton Proizvodnja kartona, d.o.o.	Domzale	SVN	Cartonboard production	SIT	3,074,067	100.00 %	FC [1]
Lokalbahn Payerbach-Hirschwang Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Railway transport	ATS	2,500	100.00 %	NC [3]
Management Transport & Logistik GmbH	Frohnleiten	AUT	Logistics company	EUR	37	70.00 %	FC [1]
Mayr-Melnhof Eerbeek B.V.	Eerbeek	NLD	Cartonboard production	EUR	7,300	100.00 %	FC [1]
Mayr-Melnhof Gernsbach Beteiligungs GmbH	Gernsbach	DEU	Corporate shell	EUR	52	100.00 %	FC [1]
Mayr-Melnhof Gernsbach GmbH	Gernsbach	DEU	Cartonboard production	EUR	9,203	100.00 %	FC [1]
Mayr-Melnhof Holding N.V.	Eerbeek	NLD	Holding/Consulting	EUR	67,254	100.00 %	FC [1]
Mayr-Melnhof Karton Gesellschaft m.b.H.	Frohnleiten	AUT	Cartonboard production	ATS	100,000	100.00 %	FC [1]
Mayr-Melnhof Nikopol A.D.	Nikopol	BGR	Cartonboard production	BGN	5,738	99.97 %	FC [1]
Mayr-Melnhof Papierresidu Verwerking B.V.	Eerbeek	NLD	Holding/Consulting	EUR	18	100.00 %	FC [1]
MM Holding UK Limited	London	GBR	Holding company	GBP	5,170	100.00 %	FC [1]
MM Lager & Logistik GmbH	Baiersbronn	DEU	Stock and logistics company	EUR	25	100.00 %	FC [1]
Stort Doonweg B.V.	Eerbeek	NLD	Waste dumping	EUR	18	50.00 %	NC [3]
Verenigde Papierfabrieken Eerbeek B.V.	Eerbeek	NLD	Corporate shell	EUR	1,112	100.00 %	EC [2]
Recoverd paper companies of MM Karton							
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Villach	AUT	Recovered paper collection	ATS	1,500	63.34 %	FC [1]
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Vienna	AUT	Recovered paper collection	EUR	229	63.34 %	FC [1]
A. Spiehs Beteiligungsgesellschaft m.b.H.	Vienna	AUT	Holding company	ATS	500	100.00 %	FC [1]
Joh. Spiehs & Co GmbH	Vienna	AUT	Recovered paper collection	EUR	35	100.00 %	FC [1]
Papyrus Wertstoff Service GmbH	Bad Reichenhall	DEU	Recovered paper collection	DEM	50	63.34 %	FC [1]
PAREK Papierverwertungs Gesellschaft m.b.H.	Kapfenberg	AUT	Recovered paper collection	EUR	84	51.45 %	FC [1]
W Ü R O Verwaltungsgesellschaft mit beschränkter Haftung	Würzburg	DEU	General partner	DEM	51	66.67 %	FC [1]
WÜRO Papierverwertung GmbH & Co KG	Würzburg	DEU	Recovered paper collection	DEM	420	66.67 %	FC [1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Trading companies & sales offices of MM Karton							
Austria Cartón, S.A.	Barcelona	ESP	Sales office	EUR	60	75,00 %	FC [1]
Keminer Remmers Spiehs Kartonhandels GmbH	Willich	DEU	Cartonboard trading	DEM	2.500	100,00 %	FC [1]
Mayr-Melnhof Belgium N.V.	Zaventem	BEL	Sales office	EUR	62	100,00 %	FC [1]
Mayr-Melnhof France S.A.R.L.	Paris	FRA	Sales office	EUR	8	100,00 %	FC [1]
Mayr-Melnhof Italia SRL	Milano	ITA	Sales office	EUR	51	75,00 %	FC [1]
Mayr-Melnhof Karton Polska Sp. z o.o.	Poznan	POL	Sales office	PLN	50	100,00 %	FC [1]
Mayr-Melnhof Nederland B.V.	Amstelveen	NLD	Sales office	EUR	91	100,00 %	FC [1]
Mayr-Melnhof Trading Handels GmbH	Vienna	AUT	Sales office	ATS	6.000	100,00 %	FC [1]
Mayr-Melnhof UK Limited	London	GBR	Sales office	GBP	100	100,00 %	FC [1]
MM Karton Bulgaria EOOD	Sofia	BGR	Sales office	BGN	5	100,00 %	FC [1]
MM Karton Praha s.r.o.	Prague	CZE	Sales office	CZK	820	100,00 %	FC [1]
MM Karton Russia LLC.	Moscow	RUS	Sales office	RUB	14.290	100,00 %	FC [1]
MM Kartonvertrieb GmbH	Neuss	DEU	Sales office	DEM	50	100,00 %	FC [1]
MM Scandinavia ApS	Kopenhagen	DNK	Sales office	DKK	210	100,00 %	FC [1]
MM-Karton Export GmbH	Vienna	AUT	Cartonboard trading	EUR	35	100,00 %	FC [1]
Varsity Packaging Limited	London	GBR	Cartonboard trading	GBP	300	100,00 %	FC [1]

[1] FC...fully consolidated

[2] EC...consolidated at equity

[3] NC...non-consolidated

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
MM PACKAGING							
C. P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH	Kaiserslautern	DEU	General partner	EUR	180	75,00 %	FC [1]
C. P. Schmidt Verpackungs-Werk GmbH & Co. KG	Kaiserslautern	DEU	Production of packaging	EUR	4.000	75,00 %	FC [1]
Colthrop N.V.	Eerbeek	NLD	Holding company	EUR	1.815	100,00 %	FC [1]
CP (CartPrint) International Trading AG	Stettlen	CHE	Holding/Consulting	CHF	50	100,00 %	FC [1]
Ernst Schausberger & Co. Gesellschaft m.b.H.	Gunskirchen	AUT	Production of packaging	EUR	2.910	67,00 %	FC [1]
Hermann Schött GmbH Offsetdruckerei	Baiersbronn	DEU	Owning company	EUR	2.733	100,00 %	FC [1]
Mayr-Melnhof Graphia Izmir Karton sanayi ve ticaret anonim sirketi	Izmir	TUR	Production of packaging	TRY	10.373	100,00 %	FC [1]
Mayr-Melnhof Gravure GmbH	Trier	DEU	Production of packaging	EUR	35	100,00 %	FC [1]
Mayr-Melnhof Packaging Austria GmbH	Vienna	AUT	Production of packaging	EUR	3.050	100,00 %	FC [1]
Mayr-Melnhof Packaging GmbH	Baiersbronn	DEU	Holding/Consulting	DEM	8.000	100,00 %	FC [1]
Mayr-Melnhof Packaging Holding S.A.R.L.	Seignelay	FRA	Holding company	EUR	8.640	100,00 %	FC [1]
Mayr-Melnhof Packaging Iberica SL	Valencia	ESP	Production of packaging	EUR	7.000	100,00 %	FC [1]
Mayr-Melnhof Packaging Romania S.A.	Ploiesti	ROU	Production of packaging	RON	5.504	100,00 %	FC [1]
Mayr-Melnhof Packaging UK Limited	London	GBR	Production of packaging	GBP	9.700	100,00 %	FC [1]
MM Graphia Beteiligungs- und Verwaltungs GmbH	Baiersbronn	DEU	Holding/Consulting	EUR	5.538	100,00 %	FC [1]
MM Graphia Bielefeld GmbH & Co. KG	Bielefeld	DEU	Production of packaging	EUR	475	100,00 %	FC [1]
MM Graphia Bielefeld Verwaltungs GmbH	Bielefeld	DEU	General partner	DEM	6.000	100,00 %	FC [1]
MM Graphia Dortmund GmbH	Dortmund	DEU	Production of packaging	EUR	100	100,00 %	FC [1]
MM Graphia Innovaprint GmbH & Co. KG	Bielefeld	DEU	Production of packaging	EUR	500	100,00 %	FC [1]
MM Graphia Russia LLC.	St. Petersburg	RUS	Production of packaging	RUB	5.700	100,00 %	FC [1]
MM Graphia Trier GmbH	Trier	DEU	Production of packaging	EUR	3.500	100,00 %	FC [1]
MM Innovaprint Verwaltungs GmbH	Bielefeld	DEU	Limited partner	DEM	50	100,00 %	FC [1]
MM Packaging Behrens GmbH & Co KG	Alfeld (Leine)	DEU	Production of packaging	EUR	1.790	100,00 %	FC [1]
MM Packaging Behrens GmbH & Co KG Berlin	Berlin	DEU	Production of packaging	EUR	256	100,00 %	FC [1]
MM Packaging Behrens Verwaltungs GmbH	Alfeld (Leine)	DEU	General partner	EUR	26	100,00 %	FC [1]
MM Packaging Caesar GmbH & Co KG	Traben-Trarbach	DEU	Production of packaging	EUR	5.120	100,00 %	FC [1]
MM Packaging Caesar Verwaltungs GmbH	Traben-Trarbach	DEU	General partner	EUR	26	100,00 %	FC [1]
MM Packaging Europe GmbH	Vienna	AUT	Consulting	EUR	37	100,00 %	FC [1]
MM PACKAGING France S.A.S.	Moneteau	FRA	Production of packaging	EUR	6.950	100,00 %	FC [1]
MM Packaging Hungária Kft.	Budaörs	HUN	Production of packaging	HUF	326.500	100,00 %	FC [1]
MM Packaging Poligram Sp. z o.o.	Józefów	POL	Production of packaging	PLN	18.650	100,00 %	FC [1]
MM Packaging Schilling GmbH	Heilbronn	DEU	Production of packaging	EUR	2.500	100,00 %	FC [1]
MM Packaging St. Petersburg LLC.	St. Petersburg	RUS	Production of packaging	RUB	13.500	100,00 %	FC [1]
MM Packaging Ukraine LLC	Tscherkassy	UKR	Owning company	UAH	9.000	100,00 %	FC [1]
Neupack Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Production of packaging	ATS	25.000	100,00 %	FC [1]
Neupack Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	9.260	99,90 %	FC [1]
PacProject GmbH	Hamburg	DEU	Development of packaging	EUR	26	85,00 %	FC [1]
Ukrainisch-Deutsche geschlossene Aktiengesellschaft "Graphia Ukraina"	Tscherkassy	UKR	Production of packaging	UAH	5.880	94,78 %	FC [1]
VTV Verpackungstechnische Verfahren GmbH	Kaiserslautern	DEU	Development of packaging	EUR	200	75,00 %	FC [1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Others							
„free com“ internet-services GmbH	Vienna	AUT	IT services	EUR	35	65,00 %	FC [1]
Syn-Group Unternehmensberatung GmbH	Vienna	AUT	Consulting	EUR	37	38,00 %	FC [1]

[1] FC...fully consolidated

[2] EC...consolidated at equity

[3] NC...non-consolidated

During the financial year 2005, the Board Members were as follows:

Management Board

Wilhelm HÖRMANSEDER, Purkersdorf (Chairman)
Andreas BLASCHKE, Perchtoldsdorf (Member of the Management Board)
Herbert NOICHL, Vienna (Member of the Management Board)
Franz RAPPOLD, Laab im Walde (Member of the Management Board)

Supervisory Board

Michael GRÖLLER, Vienna (Chairman)
Friedrich MAYR-MELNHOF, Grödig (Vice-Chairman)
Clemens GOESS-SAURAU, Graz (Vice-Chairman)
Romuald BERTL, Graz (Vice-Chairman)
Johannes GOESS-SAURAU, Neumarkt/Raab
Gerhard GLINZERER, Vienna
Manfred GRUNDAUER, Frohnleiten (Staff council representative, MM Karton)
Hubert ESSER, Neuss (Staff council representative, MM Karton)
Gerhard NOVOTNY, Vienna (Staff council representative, MM Packaging)

Vienna, March 7, 2006

Management Board

Wilhelm Hörmanseder | Andreas Blaschke

Herbert Noichl | Franz Rappold

Report of the Supervisory Board

In the financial year 2005, the Supervisory Board discharged its responsibilities under statute and the articles of the Company.

During the financial year 2005, the Supervisory Board convened in 6 meetings on February 24, April 13, May 18, July 1, September 29, and December 13, with the participation of the Management Board. No member of the Supervisory Board participated in less than five meetings.

Furthermore, the Management Board provided the Supervisory Board on a regular basis with written and verbal reports and information on the business development and the condition of the Company as well as its affiliated companies. The Chairman of the Supervisory Board also maintained regular contact with the Chairman of the Management Board outside Supervisory Board meetings, in order to discuss the strategy, business development and the risk situation of the Company.

In addition to monitoring the current development, the Supervisory Board was primarily concerned with the strategy pursued in the individual segments, decisions on acquisitions and major investments.

The Executive Committee and the Personnel Committee, which is composed of the same members, met four times during the financial year 2005. Their discussions focused on the strategic positioning and further development of the Group.

The annual financial statements of Mayr-Melnhof Karton AG for the year ending December 31, 2005 and the management report including the accounting were audited by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH. The same applies for the consolidated annual financial statements which were prepared in accordance with IFRS and supplemented by the management report for the Group and further notes under the terms of Section 245a of the Austrian Commercial Code. The audit confirmed that the accounting, the annual financial statements, and management report as well as the consolidated annual financial statements according to IFRS and the management report for the Group conform with the legal requirements and articles of association. The audit provided no reason for query, and the auditors duly issued an unqualified opinion.

The Supervisory Board concurs with the annual financial statements, management report, the consolidated annual financial statements, as well as the management report for the Group, and hereby approves the annual financial statements of Mayr-Melnhof Karton AG as of December 31, 2005. The 2005 annual financial statements of Mayr-Melnhof Karton AG are accordingly adopted in accordance with Section 125 (2) of the Austrian Companies Act.

The Supervisory Board has considered and approves the Management Board's proposal regarding the appropriation of profit for the financial year 2005.

The members of the Supervisory Board extend their thanks and appreciation to the members of the Management Board and all employees of the Mayr-Melnhof Group for their great efforts and high achievements during 2005.

Vienna, March, 2006

Michael GRÖLLER

Chairman of the Supervisory Board

Development in the 4th Quarter 2005

Quarterly Overview

Mayr-Melnhof Group (IFRS, unaudited)

(consolidated, in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	**4th Quarter 2005**	4th Quarter 2004	+/-
Sales	357.1	358.3	375.8	**364.0**	348.5	+4.4 %
Operating profit	36.4	34.2	36.3	**33.8**	31.8	+6.3 %
Operating margin (%)	10.2 %	9.5 %	9.7 %	**9.3 %**	9.1 %	
Profit before tax	37.4	35.6	37.1	**35.3**	31.6	+11.7 %
Income tax expense	(12.1)	(11.6)	(13.1)	**(13.8)**	(6.4)	
Profit for the period	25.3	24.0	24.0	**21.5**	25.2	-14.7 %
Net profit margin (%)	7.1 %	6.7 %	6.4 %	**5.9 %**	7.2 %	
Earnings per share (basic and diluted in EUR)	2.23	2.13	2.12	**1.91**	2.19	

As in previous years, the fourth quarter of 2005 was again characterized by seasonally lower demand and capacity utilization.

The Mayr-Melnhof Group registered consolidated sales of EUR 364.0 million (4th quarter 2004: EUR 348.5 million) and an operating profit of EUR 33.8 million (4th quarter 2004: EUR 31.8 million). The decline compared to the third quarter (EUR 36.3 million) mainly resulted from expenses in connection with the new rotogravure printing sites and the closure of production at the facility MM Packaging Hungaria. At 91 %, capacities of MM Karton were utilized at the same rate in the fourth quarter of 2005 as in the third quarter (2004: 4th quarter: 88 %, 3rd quarter: 97 %).

The tax rate of the previous period was untypically low particularly due to non-recurring deferred tax income resulting from a reduction in the Austrian corporate tax rate and further effects from tax optimizations within the Group. Allowing for this change the Group's profit for the period was EUR 21.5 in the fourth quarter after EUR 25.2 million in the previous year.

Corporate Governance

The Mayr-Melnhof Group's fundamentals of management, organization and control have always been based on the principle of responsible corporate governance in order to guarantee a framework for sustainable success. Comprehensive transparency and equal treatment of all shareholders are considered extremely important. As a result, all shares carry unrestricted voting rights, based on the principle of 'one share - one vote'.

Since the Austrian Corporate Governance Code was introduced in 2002, Mayr-Melnhof Karton AG has voluntarily committed itself to it. The Code not only covers all statutory regulations but also the customary international rules and recommendations for responsible management and supervision of companies.

Once again, compliance with the Code or any possible deviations from it were evaluated in 2005. As in the past, Mayr-Melnhof Karton AG complied with all statutory regulations for 2005. The additional recommendations of the Code and regulations that do not require any explanation in the case of deviation were almost fully adhered to.

Limitations solely affected the following recommendations of the Code that require explanation (C regulations: 'comply or explain):

Rule 38: The Articles of Association do not stipulate any age limit for the Company's Management Board members.

Explanation: Appointment of Management Board members is solely contingent on professional and personal qualifications.

Rule 51: If the free float ratio exceeds 25 % at least one member of the Supervisory Board should represent the interest of the free float shareholders.

Explanation: No specific representative for the group of shareholders owning the free float has been appointed, since half of the capitel representatives in the Supervisory Board are not member of the majority shareholder families.

Rule 54: The Articles of Association do not stipulate any age limit for the Company's Supervisory Board Memebers.

Explanation: Appointment of Supervisory Board members is solely contingent on professional and personal qualifications.

Mayr-Melnhof Karton AG welcomes the new version of the Austrian Corporate Governance Code published in January 2006 and updated in line with international capital market practice. New requirements are to be implemented in the course of 2006. A record of compliance or deviation will continue to be published in the Annual Report and on the Company's website.

Glossary

Financial Indicator Definitions

Acid test ratio

The sum of cash and cash equivalents, available-for-sale financial assets, and trade receivables divided by current liabilities excluding short-term revolving bank debt.

Cash earnings

Sum of profit for the year, depreciation and amortization, and deferred taxes.

Cash earnings margin

Cash earnings divided by sales.

Cash ratio

The sum of cash and cash equivalents, and available-for-sale financial assets divided by current liabilities excluding short-term revolving bank debt.

Current ratio

The sum of total current assets and non-current available-for-sale financial assets divided by current liabilities excluding short-term revolving bank debt.

EBITDA (Earnings before interest, income taxes, depreciation and amortization)

Profit before tax excluding net interest (income) expenses, and depreciation and amortization.

EBITDA margin

EBITDA divided by sales.

Employees

Employees at year end, including part-time employees on a pro-rata basis and apprentices.

Enterprise value

The sum of market capitalization, minority interests, and net debt.

Total equity and non-current liabilities to PPE

The sum of total equity, and non-current liabilities, divided by property, plant and equipment.

Total equity to total assets

Total equity divided by total assets.

Net debt

The sum of interest bearing financial liabilities and financial lease obligations subtracted by cash and cash equivalents, available-for-sale financial assets. Only when these liabilities are greater than these assets, will the net debt amount be included in further ratio calculations - particularly Return on capital employed and Enterprise value.

Net debt to total equity
Net debt divided by total equity.

Net profit margin
Profit for the year divided by sales.

Operating margin
Operating profit divided by sales.

Property, plant and equipment to total assets
Property, plant and equipment divided by total assets.

Return on assets
The sum of profit for the year and interest expense divided by average total assets.

Return on capital employed (ROCE)
The sum of profit before tax, and net interest (income) expenses divided by the average sum of total equity and net debt.

Return on equity (ROE)
Profit for the year divided by the average total equity.

Return on investment (ROI)
The sum of profit for the year and interest (income) expenses divided by the average sum of total equity, interest bearing financial liabilities and financial lease obligations.

Times interest earned
Operating profit divided by net interest (income) expenses.

Working capital
The sum of non-current available-for-sale financial assets and total current assets subtracted by total current liabilities excluding short-term revolving bank debt.

Financial Calendar 2006:

April 25, 2006	12th Annual General Meeting
May 3, 2006	Ex-Dividend Day
May 10, 2006	Dividend Payment Day
May 15, 2006	Results for the 1st quarter of 2006
August 17, 2006	Results for the 1st half-year of 2006
November 15, 2006	Results to the first three quarters of 2006

Published and edited by:
Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Wien

For further information, please contact:

Stephan Sweerts-Sporck
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195
e-mail: investor.relations@mm-karton.com

The English version of this annual report is a translation of the original German text.

The annual reports and interim reports can be requested form the Company and are also available on the Internet.

The financial statements of Mayr-Melnhof Karton AG prepared in accordance with Austrian Financial Reporting Standards were audited together with the management report by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna, and were approved without qualification. The financial statements have been submitted to the registrar of companies at the Vienna commercial court under registration number 81906a and will be published in the "Amtsblatt zur Wiener Zeitung" (Official Federal Gazette).

http://www.mayr-melnhof.com

Mayr-Melnhof Group Key Indicators

	US GAAP			IFRS	
	2001	2002	2003	2004	**2005**
Development of Sales (in millions of EUR)					
Total sales	1,327.1	1,463.6	1,514.7	1,636.7	1,682.8
less pro rated sales from proportionally consolidated companies	(38.1)	(27.2)	(26.2)	-	-
less intersegment sales	(166.1)	(170.7)	(167.9)	(214.5)	(227.6)
Consolidated Sales	1,122.9	1,265.7	1,320.6	1,422.2	1,455.2
Earnings Data (in millions of EUR)					
Net value-added	363.7	408.4	432.9	460.0	458.0
EBITDA	201.0	223.3	214.5	243.1	231.5
Operating profit	120.2	135.7	136.2	149.9	140.7
Profit for the year	77.9	83.3	90.9	106.6	94.8
Cash earnings	159.7	174.7	169.9	197.1	183.0
Depreciation and amortization (in millions of EUR)	76.2	87.5	81.8	94.1	86.9
Capital expenditures (in millions of EUR)	59.5	67.9	79.2	96.7	86.5
Employees	5,419	6,786	6,806	7,580	7,296
Profitability Indicators					
Return on equity	14.9 %	15.2 %	15.0 %	15.8 %	12.8 %
Return on assets	8.7 %	8.4 %	8.5 %	9.2 %	7.7 %
Net profit margin	6.9 %	6.6 %	6.9 %	7.5 %	6.5 %
Cash earnings margin	14.2 %	13.8 %	12.9 %	13.9 %	12.6 %
EBITDA margin	17.9 %	17.6 %	16.2 %	17.1 %	15.9 %
Operating margin	10.7 %	10.7 %	10.3 %	10.5 %	9.7 %
Times interest earned (in years)	80.1	45.2	340.5	-	-
Return on capital employed	23.8 %	24.5 %	21.6 %	22.0 %	19.5 %
Return on investment	12.4 %	12.6 %	12.7 %	13.3 %	10.9 %
Balance Sheet Indicators					
Total equity to total assets	48.7 %	48.7 %	53.8 %	56.0 %	57.2 %
Net debt (in millions of EUR)	(33.9)	(40.1)	(78.2)	(121.8)	(151.9)
Net debt to total equity	(6.5 %)	(7.0 %)	(12.3 %)	(17.0 %)	(19.7 %)
Property, plant and equipment to total assets	41.1 %	43.2 %	42.2 %	41.8 %	39.4 %
Total equity and non-current liabilities to property, *plant and equipment*	1.7	1.6	1.7	1.8	1.9
Working capital (in millions of EUR)	301.8	277.9	317.0	369.9	427.8
Enterprise value (in millions of EUR)	641.6	784.6	1,059.4	1,393.5	1,313.0
Liquidity Indicators					
Cash ratio	0.9	0.7	0.8	1.0	1.1
Acid test ratio	1.4	1.2	1.4	1.5	1.7
Current ratio	2.1	1.9	2.1	2.2	2.4
Share Performance Indicators (in EUR)					
Basic and diluted earnings per share	6.66	7.57	8.25	9.43	8.39
Dividend per share	1.80	2.00	2.20	3.90[1]	2.60[2]

[1] incl. Bonus EUR 1.50
[2] proposed